Exhibit 99.1

Great Panther Silver Limited

Annual Information Form

For the Year Ended December 31, 2013

March 10, 2014

Table of Contents

PRELIMINARY NOTES	4
DATE OF INFORMATION	4
NOMENCLATURE	4
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	4
FINANCIAL INFORMATION	5
CURRENCY	6
CAUTIONARY NOTES TO US INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES	6
GLOSSARY OF TERMS	7
CORPORATE STRUCTURE	10
NAME, ADDRESS AND INCORPORATION	10
INTERCORPORATE RELATIONSHIPS	10
GENERAL DEVELOPMENT OF GREAT PANTHER	11
HISTORY	11
THREE-YEAR HISTORY	12
DESCRIPTION OF THE BUSINESS	15
GENERAL	15
RISK FACTORS	16
PRINCIPAL MARKETS FOR SILVER	29
PRODUCT MARKETING, SALES AND DISTRIBUTION	29
SPECIALIZED SKILL AND KNOWLEDGE	30
EMPLOYEES	31
COMPETITIVE CONDITIONS	31
GOVERNMENT REGULATIONS	31
ENVIRONMENTAL PROTECTION	32
PRIMARY MINING PROPERTIES	33
PRIMARY EXPLORATION PROPERTY	69
DIVIDENDS	76
DESCRIPTION OF CAPITAL STRUCTURE	76
MARKET FOR SECURITIES	77
TRADING PRICE AND VOLUME	77
ESCROWED SECURITIES	78

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

DIRECTORS AND OFFICERS	78
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	81
CONFLICTS OF INTEREST	82
AUDIT COMMITTEE INFORMATION	82
AUDIT COMMITTEE CHARTER	82
COMPOSITION OF THE AUDIT COMMITTEE	83
RELEVANT EDUCATION AND EXPERIENCE	83
RELIANCE ON CERTAIN EXEMPTIONS	84
PRE-APPROVAL POLICY	84
EXTERNAL AUDITOR SERVICE FEES	84
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	85
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	85
TRANSFER AGENTS AND REGISTRARS	85
MATERIAL CONTRACTS	86
INTERESTS OF EXPERTS	86
ADDITIONAL INFORMATION	87
SCHEDULE “A”	88

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

PRELIMINARY NOTES

DATE OF INFORMATION

Unless otherwise identified, all information contained in this Annual Information Form (“AIF”) is as at December 31, 2013.

NOMENCLATURE

In this AIF, unless the context otherwise dictates, “Great Panther” or the “Company” refers to Great Panther Silver Limited (formerly Great Panther Resources Limited), and its subsidiaries, Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), Metálicos de Durango, S.A. de C.V. (“MDU”), Minera de Villa Seca, S.A. de C.V. (“MVS”), and Great Panther Silver Peru S.A.C.

Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this AIF constitute “forward-looking information” within the meaning of Canadian securities laws.  Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans” and similar words.  Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this AIF includes forward-looking statements as noted throughout the document.  These relate to estimates, forecasts, and statements as to management’s expectations with respect to the future production of silver, gold, lead and zinc; profit, operating costs and cash flow; sales volume and selling prices of products; capital expenditures, plans and expectations for the development of the Company’s mines and projects; progress in the development of mineral properties; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; and the future plans and expectations for the Company’s properties and operations.

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The assumptions made by the Company in preparing the forward looking information contained in this AIF, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of silver, gold, lead and zinc; expected Canadian dollar, Mexican peso and US dollar exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various independently produced and published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; the ability to obtain adequate financing for planned activities and to complete further exploration programs; the Company’s ability to maintain adequate internal control over financial reporting; the ability of contractors to perform their contractual obligations; and operations not being disrupted by issues such as mechanical failures, labour disturbances, seismic events, and adverse weather conditions.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk and social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions, failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; and deterioration of general economic conditions.  This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information.

Readers are advised to carefully review and consider the risk factors identified in this AIF under the heading “Risk Factors” for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this AIF.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this AIF.  The Company will update forward-looking statements and information if and when, and to the extent, required by applicable securities laws.  Readers should not place undue reliance on forward-looking statements.  The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

FINANCIAL INFORMATION

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), and they are subject to Canadian auditing and auditor independence standards.  IFRS differs in some respects from United States generally accepted accounting principles, (“U.S. GAAP”) or (“United States GAAP”), and thus the Company’s financial statements may not be comparable to financial statements of United States companies.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

CURRENCY

The Company’s financial statements use Canadian dollars as the reporting currency.  Financial and operating information presented in this AIF is presented in Canadian dollars unless otherwise noted.

CAUTIONARY NOTES TO US INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

Certain terms contained in this AIF have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended.  Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this AIF and the documents incorporated by reference herein contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

GLOSSARY OF TERMS AND UNITS OF MEASURE

The following glossary, which is not exhaustive, should be used only as an adjunct to a thorough reading of the entire document of which it forms a part.

AAS: atomic absorption spectroscopy

adit: A horizontal or close-to-horizontal tunnel, man-made for mining purposes.

Ag: The chemical symbol for silver on the Periodic Table.

andesite: A fine-grained brown or greyish intermediate volcanic rock.

Au: The chemical symbol for gold on the Periodic Table.

breccia: A course-grained rock, composed of angular, broken rock fragments held together by a mineral cement or a fine-grained matrix.

chloritization: A form of alteration of a rock involving the replacement by, conversion into, or introduction of chloride.

crosscuts: Mine openings or passageways that intersect a vein or ore bearing structure at an angle.

Cu: The chemical symbol for copper on the Periodic Table.

EIA: Environmental Impact Assessment.

epithermal: Applied to hydrothermal deposits formed at low temperature and pressure.

Feasibility Study: A detailed study of a deposit in which all geological, engineering, operating, economic and other relevant factors are engineered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

felsic: Applied to an igneous rock having abundant light-coloured materials.

g/t: Grams per metric tonne.

hectare: A metric unit of land measure equal to 10,000 square metres or 2.471 acres.

hydrothermal: Relating to hot fluids circulating in the earth's crust.

Indicated Mineral Resource: As defined by the Canadian Institute of Mining, Metallurgy, and Petroleum, an Indicated Mineral Resource is part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.  (Source: Canadian Institute of Mining, Metallurgy, and Petroleum, and was adopted August 20, 2000.)

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Inferred Mineral Resource: As defined by the Canadian Institute of Mining, Metallurgy, and Petroleum, an Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.  (Source: Canadian Institute of Mining, Metallurgy, and Petroleum, and was adopted August 20, 2000.)

kOz: Kilo ounces.

LHD: Load-haul-dump trucks.

LOM: Life of Mine.

MASL: Metres above sea level.

Measured Mineral Resource: As defined by the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves, a Measured Mineral Resource is part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on a detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough to confirm both geological and grade continuity.

mineral: An inorganic substance having usually a definite chemical composition and, if formed under favourable conditions, having a certain characteristic atomic structure which is expressed in its crystalline form and other physical properties.

Mineral Resource: As defined by the Canadian Institute of Mining, Metallurgy, and Petroleum, a Mineral Resource is a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Reserve: As defined by the Canadian Institute of Mining, Metallurgy, and Petroleum, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

mineral claim: The portion of mining ground held under law by a claimant.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013 mineralization: Implication that the rocks contain sulphide minerals and that these could be related to ore.

ore: That part of a mineral deposit which could be economically and legally extracted.

oz: Ounces.

Pb: The chemical symbol for lead on the Periodic Table.

Preliminary Feasibility Study: A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Probable Mineral Reserve: As defined by the Canadian Institute of Mining, Metallurgy, and Petroleum, a Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured, Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve: As defined by the Canadian Institute of Mining, Metallurgy, and Petroleum, a Proven Mineral Reserve, is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

QA/QC : Quality Assurance/Quality Control.

quartz: A common rock forming mineral consisting of silicon and oxygen.

rhyolite: A fine-grained volcanic (intrusive) rock of granitic composition.

SEMARNAT: Secretaría de Medio Ambiente y Recursos Naturales or Ministry of Environment and Natural Resources, the Mexican federal agency responsible for environmental protection, including permitting of surface work programs.

sulfidation: The reaction of a metal or alloy with a sulfur-containing species to produce a sulfur compound that forms on or beneath the surface of the metal or alloy.

stockwork: A metalliferous deposit characterized by the impregnation of the mass of rock with many small veins or nests irregularly grouped.

tpd: Metric tonnes per day.

t/m³: Metric tonnes per cubic metre

vein: A zone or belt of mineralized rock lying within boundaries clearly separating it from neighbouring rock.  A mineralized zone has, more or less, a regular development in length, width and depth to give it a tabular form and is commonly inclined at a considerable angle to the horizontal.  The term "lode" is commonly used synonymously for vein.

Yd³: Cubic yards.

Zn: The chemical symbol for zinc on the Periodic Table.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

CORPORATE STRUCTURE

NAME, ADDRESS AND INCORPORATION

The Company was originally incorporated under the Company Act (British Columbia) in 1965 under the name Lodestar Mines Ltd.  Since that time, the Company has had the following name changes:

•	in 1980, to Lodestar Energy Inc.
•	in 1985, to Controlled Environmental Farming International Ltd.
•	in 1987, to International Controlled Investments Inc.
•	in 1991, to New Age Ventures Inc.
•	in January 1998, to Great Panther Inc.
•	in October 2003, to Great Panther Resources Limited
•	on January 1, 2010, to Great Panther Silver Limited

On March 22, 1996, the Company was continued under the Business Corporation Act (Yukon).  On July 9, 2004, the Company was continued to British Columbia under the Business Corporations Act (British Columbia).

The articles of the Company were amended on June 28, 2012, to provide for and facilitate the electronic delivery and receipt of notices, statements, reports or other records to shareholders.

Great Panther’s principal and registered offices are located at 8th Floor, 333 Seymour Street, Vancouver, British Columbia, V6B 5A6, Canada.  The Company’s telephone number is 604-608-1766, and facsimile number is 604-608-1768.

INTERCORPORATE RELATIONSHIPS

The Company’s financial statements consolidate the accounts of all of its subsidiaries.  The Company’s subsidiaries as at the date of this AIF are listed below.  All of the following companies are 100% beneficially owned, directly or indirectly, by the Company.

Company Name	Jurisdiction of Incorporation/Formation/Continuation

Minera Mexicana el Rosario, S.A. de C.V.	Mexico
Metálicos de Durango, S.A. de C.V.	Mexico
Minera de Villa Seca, S.A. de C.V.	Mexico
Great Panther Silver Peru S.A.C.	Peru

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

GENERAL DEVELOPMENT OF GREAT PANTHER

HISTORY

General

Great Panther Silver Limited was originally incorporated under the Company Act (British Columbia) in 1965 under the name Lodestar Mines Ltd.  On June 18, 1980, the Company’s common shares were listed on the TSX Venture Exchange and, on November 14, 2006, the Company’s common shares began trading on the Toronto Stock Exchange (“TSX”) under the symbol GPR.  On February 8, 2011, the Company’s common shares were listed on the NYSE Amex Equities Exchange (now the NYSE MKT) under the trading symbol “GPL”.  The Company has retained its listing on the TSX in Canada.

Guanajuato Mine Complex

On October 25, 2005, the Company signed a formal purchase agreement with the Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato to purchase 100% of the ownership rights in a group of producing silver-gold mines in the Guanajuato Mining District. The total purchase price was US$7,250,000, which included 1,107 hectares in two main properties, the 1,200 tpd plant, workshops and administration facilities, complete mining infrastructure, mining equipment, and certain surface rights.  At December 31, 2005 the Company paid US$3,625,000.  In 2006, the Company paid the remaining balance of US$3,625,000.

On May 15, 2006, the Company announced the purchase of 3.88 hectares of real estate adjacent to the plant at the Guanajuato Mine Complex for a total of US$690,425.  The land was purchased from the Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato, the same Cooperative from which the mines were purchased.  The decision to buy the extra land was made in order to facilitate any future expansion of the plant facilities and to protect the plant site from any possible development nearby.

On December 27, 2007, the Company purchased an additional 0.2804 hectares of land immediately adjacent to the plant and below the tailings dam at the Guanajuato Mine Complex.  The land was purchased from the Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato for a total of US$320,530.  The land was primarily purchased in order to protect the area from any possible development.

Topia Mine

Effective February 18, 2004, the Company entered into the Topia Option Agreement, which granted it the right and option, for a term of one year, to purchase 100% of the ownership rights in and to all the fixed assets, machinery, equipment (including the mill, buildings, offices, houses and quarters for the workers) and Topia Mining Concessions located in the Municipality of Topia, State of Durango, Mexico from Compañía Minera de Canelas y Topia, as optionor, by making cash payments totalling US$1,737,084.  In addition to the payments to the optionor, the Company agreed to assume the debt encumbering the property totalling US$814,594 upon signing of the purchase agreement.  The debt owing was secured by the Topia Mine assets.  The balance of the debt was repayable out of production from concentrate sales as a 10% net smelter return (“NSR”).  After the debt was repaid, there was no further NSR.  As of December 31, 2007, the remaining debt balance was fully paid and there were no outstanding conditions to retain title to the property.  The Company has surface rights for the land on which the plant sits and mineral rights for the rest of the property.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

San Ignacio

The Company acquired the San Ignacio property as part of the Guanajuato mine acquisition in 2005.  It began actively exploring the San Ignacio Project in 2010.  In August 2012, the Company announced it had signed a definitive agreement for the purchase of a 100% interest in certain surface rights to a total of 19.4 hectares at San Ignacio. Due to the proximity of San Ignacio to the Guanajuato Mine Complex (22 kilometres by road), any mineral extracted from it will be processed at the Company's Cata Plant.

El Horcon

The Company purchased a 100% interest in the El Horcon Silver-Gold Project in Jalisco State, Mexico in 2012 for total consideration of US$1,600,000 in cash.  El Horcon covers 7,908 hectares in 17 contiguous mining concessions and is located 60 kilometres northwest of Great Panther's Guanajuato Mine Complex.

THREE-YEAR HISTORY

Events Subsequent to the December 31, 2013 Year-end

On March 5th, 2014 the Company issued a statement to clarify speculative reports regarding disruptions by illegal miners that occurred at its Guanajuato Mine (see press release dated March 5th on SEDAR or the Company’s Website).  While illegal mining activities have not caused meaningful disruptions in the past, some Company personnel and local residents have lately been subjected to intimidation and escalating violence from illegal miners intent on gaining access to the Company’s mining operations and stealing ore.  The Company initially took a non-confrontational approach to keep the illegal miners out of the mine, but more recently hired an armed security force to protect employees, contractors and assets as the illegal miners began entering the property by force and with weapons.  On March 10th, 2014, the date of this AIF, the Company announced that on March 9th approximately 60 people gained unauthorized entry to the Company’s main administration building and plant facility in Guanajuato and illegally occupied the facilities.  As of March 10th, all employees and contractors were off site, safe and accounted for, and there were no reports of violence.  Mining, plant and administration services were shut down until resolution of the situation.   The Company is working with municipal, state and federal authorities to find a peaceful and expedient resolution to this situation, and is reviewing all options to regain custody of its facility and ensure the security of operations and personnel.

2013

On December 3, 2013, the Company announced the completion of the updated mineral resource estimate at its Guanajuato Mine Complex.  (Refer to December 3, 2013, news release and the corresponding technical report filed on SEDAR dated July 31, 2013.)  The 2013 Guanajuato Mine Complex mineral resource estimate contains Measured and Indicated mineral resources of 4,430,000 Ag eq oz including 3,348,000 Ag eq oz in the Measured category and 1,081,000 Ag eq oz in the Indicated category.  Inferred mineral resources are estimated at 3,900,000 Ag eq oz. These are contained in the Cata Clavo, Los Pozos, Santa Margarita, San Cayetano, Promontorio, Valenciana and Guanajuatito zones.  The Guanajuatito zone has been expanded with the addition of the Northwest and Southeast zones illustrating that additional mineralization is being found and added to inventory, and a new zone, designated Los Pozos SE, has been added.  Overall, from the last mineral resource estimate (effective date January 31st, 2012), the Measured and Indicated classification decreased 21.6% (-1,219,000 Ag eq oz), while the Inferred mineral resource increased 55.8% (+1,397,000 Ag eq oz).

The Guanajuatito main ramp was redeveloped to support an exploration drilling program to upgrade the mineral resources between the 245 and 390 metre levels and connect the Guanajuatito Mine underground to all the other mines in the Guanajuato Mine Complex. As a result, Guanajuatito ore production, which was previously hauled to surface via the ramp and then by truck to the Cata plant, can be transported underground and up the Cata shaft, thereby reducing haulage costs.

Improvements were made to the crushing section of the Cata processing plant by optimizing the double-deck screen installed in 2012.  A new filter press has been installed to maximize filtration rates and produce a dryer final concentrate, thereby lowering transportation and freight costs, reducing concentrate loss, and lowering electricity consumption.  The Company commenced construction of rain water deviation channels at the Guanajuato tailings dam to advance the drainage system with the aim of improving safety and reducing maintenance of access roads.  An additional dyke left was added to the tailings dam to increase its storage.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

The Rayas shaft at Guanajuato resumed normal operations following a rehabilitation project, improving the transportation times of personnel to their work places, thereby increasing operational efficiencies and overall safety conditions.  Rehabilitation work commenced on the Cata shaft.  This project has been planned to allow for the continuation of ore skipping operations.

On January 14, 2013, the Company announced the completion of an updated mineral resource estimate at the Topia Mine.  The estimate was delivered by RPA Inc. (“RPA”) and contains Measured & Indicated Mineral Resources of 156,000 tonnes at 806 g/t silver, 1.47 g/t gold, 6.48% lead and 4.29% zinc (5.60 million silver equivalent ounces).  In addition, RPA estimates 273,000 tonnes of 837 g/t silver, 0.8 g/t gold, 5.7% lead and 3.9% zinc (9.54 million silver equivalent ounces) in the Inferred category.  (Refer to the news release dated January 14, 2013, and the corresponding technical report filed on SEDAR, dated February 27, 2013.)

At the Topia Mine, the number of operating mines has been reduced to eleven from fourteen, but production will be increased at the remaining mines in order to maintain overall production levels.  The metallurgical laboratory was reconditioned and upgraded equipment was installed.  The processing plant was upgraded by the installation of a new cone crusher to increase crushing capacity at the plant, reduce the ore feed size to the mill, and reduce maintenance costs.  Overhead cranes were installed at the processing plant to facilitate maintenance activities and increase efficiencies.  The Topia tailings dam underwent a geotechnical study, including geological, geophysical and soil mechanics surveys, aiming to provide guidance for an increase in capacity. The results of the study are being evaluated.

The Company acquired certain surface rights at the San Ignacio project.  It received the approval of the Land Use and the EIA permits which allow for the initiation of site preparation and underground development, and an explosives permit.  The Company completed Phase I construction of a two-kilometre road, completed the access road to the mine portal, completed the waste dump, and established or re-established certain auxiliary infrastructure in preparation for the commencement of mining activities.

The phase III infill drilling campaign at San Ignacio of approximately 1,125 metres further defined the mineral resource.  The surface drilling comprised 13 holes totaling 1,144 metres.  As at the end of 2013, development ore of 1,082 tonnes grading 121 g/t Ag and 2.11 g/t Au was mined from the Intermediate and Melladito Veins in the upper levels of the mine, and was stockpiled until there was a sufficient amount for a processing campaign to test the metallurgical characteristics of the ore.  Structural mapping and systematic sampling of the veins is assisting in understanding the grade distribution and will aid in mine planning once the production levels are reached.  Production is expected to start in the second quarter at about 100 tonnes per day and will be ramped up to about 250 tonnes per day by the end of 2014.

In the course of the development activities to the end of 2013, 1,082 tonnes of ore had been mined and transported to the processing plant at Guanajuato.

Exploration activities at El Horcon continued with detailed geological mapping of historical underground workings, surface geological mapping, and surface sampling of all veins and mineralized structures.  Baseline studies for SEMARNAT were completed, and SEMARNAT issued a permit to drill at El Horcon.  An internal resource estimate, with an effective date of August 31, 2013, was prepared based on a phase 1 2,156 metre, 24 hole surface drill program. The Inferred Mineral Resources are estimated at 2.47 million silver equivalent ounces.  The stated Inferred Mineral Resources in four veins totalled 204,102 tonnes, grading 3.22 g/t Au, 68 g/t Ag, and 2.36% Pb.  (Refer to October 21, 2013, press release, and the corresponding technical report filed on SEDAR dated August 31, 2013.)

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

As of the date of this AIF, the Company had not fully secured mineral property titles for approximately 5,000 of its 7,908 hectares related to the El Horcon Project.  Certain of the Company’s title claims have been cancelled due to what the Company believes to be an administrative error on the part of the government agency which manages mineral claims in Mexico.  The Company has applied to reinstate the claims.  Neither the status of the claims nor the process to reinstate the claims has affected the Company’s planned permitting and drilling programs.  The Company expects to be successful in reinstating the claims.

2012

On May 9, 2012, the Company announced the completion of two Mineral Resource estimates for its Guanajuato Mine Complex and its San Ignacio Project in Guanajuato, Mexico.  As San Ignacio is a satellite of the Guanajuato Mine Complex (22 kilometres by road), and any mineralization extracted from there will be processed at the Cata Plant, the Mineral Resource is considered part of the overall Guanajuato operations.  The Measured and Indicated Mineral Resource at the Guanajuato Mine contained 5,649,000 ounces of silver equivalent (“Ag eq oz”).  Inferred Mineral Resources were estimated at 2,503,000 Ag eq oz at the Guanajuato Mine and 6,894,000 Ag eq oz at San Ignacio.  The resource replaced production from the Guanajuato Mine Complex during the prior year and a half, and with the addition of San Ignacio almost doubled the overall resource base for Great Panther’s Guanajuato operations.  The estimate for San Ignacio increased tonnage by 35%, silver content by 29%, gold content by 51% and Ag eq oz by 53% over the previous estimate (refer to May 9, 2012 news release and the corresponding technical reports filed on SEDAR dated June 25, 2012 and June 26, 2012).  The stated Inferred Mineral Resources, effective March 31, 2012, at San Ignacio in four veins totalled 826,00 tonnes, grading 2.28 g/t Au and 121 g/t Ag containing 6,894,000 Ag oz eq, including in the Intermediate vein 330,000 tonnes grading 2.71 g/t Au and 144 g/t Ag containing 3,274,000 Ag oz eq.

On August 21, 2012, the Company announced it had signed a definitive agreement for the purchase of a 100% interest in certain surface rights on its wholly-owned San Ignacio Project in Guanajuato, Mexico.  A total of 19.4 hectares was purchased, thereby allowing sufficient space for access to construct a portal for the development of a ramp, for waste dumps, and for auxiliary infrastructure.  With the acquisition of the surface rights, the Company proceeded with the application for permits required for the underground development.

On September 5, 2012, the Company completed the purchase of a 100% interest in the El Horcon Silver-Gold Project (“El Horcon”) in Jalisco State, Mexico for total cash consideration of US$1.6 million.  El Horcon is a past producing mine and covers 7,908 hectares in 17 contiguous mining concessions and is located 60 kilometres northwest of the Company’s Guanajuato Mine Complex.  Its location allows for the potential for it to become a satellite mine for the Company’s Guanajuato operations.

The Company has not fully secured mineral property titles for approximately 5,000 of its 7,908 hectares related to the El Horcon Project.  Certain of the Company’s title claims have been cancelled due to what the Company believes to be an administrative error on the part of the government agency which manages mineral claims in Mexico.  The Company has applied to reinstate these claims.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

2011

On February 8, 2011, the Company’s common shares were listed on the NYSE Amex Equities Exchange (now the NYSE MKT) under the trading symbol “GPL”.  The Company has retained its listing on the TSX in Canada under the trading symbol “GPR”.

On April 12, 2011, the Company closed a bought deal financing with a syndicate of underwriters led by Salman Partners Inc. and including CIBC, Stonecap Securities Inc., Dundee Securities Ltd. and Stifel Nicolaus Canada Inc. for gross proceeds of $24,150,000.  The financing consisted of 5,750,000 common shares issued at a price of $4.20 per share.

On July 18, 2011, the Company announced the acquisition of four mining concessions, totalling 1,514 hectares, approximately 10 to 15 kilometres northeast of Guanajuato (collectively called “the Santa Rosa Project”).  The concessions are located on the north-west extension of a system of multiple northwest-southeastern trending parallel structures that could be part of the “La Sierra” vein system.  The La Sierra system is the most easterly of the three structural systems in the prolific Guanajuato district along with the main Veta Madre and the La Luz trends..  The Company commenced mining on the Veta Madre system at its Guanajuato Mine and exploring on the westerly La Luz system at the San Ignacio project.

The four concessions were purchased from Minera Blanca Alicia, S.A. de C.V., a private Mexican company, for US$1.5 million with 50% payable on signing of the purchase agreement and 50% on the registration of the contract with the Direccion General de Minas (Mexico), which is complete.  A royalty of 1.3% is payable from ore produced from the four concessions.

DESCRIPTION OF THE BUSINESS

GENERAL

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Topia and Guanajuato.  The Company also owns the development stage San Ignacio Project as well as the El Horcon exploration project.  In addition, the Company is pursuing additional mining opportunities within Latin America, with the goal of adding to its portfolio of mineral properties.  Great Panther’s mission is to become a mid-tier primary silver producer by acquiring, developing and profitably mining precious metals.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004.  In 2005, the Company incorporated Metálicos de Durango, S.A. de C.V. (“MDU”) and Minera de Villa Seca, S.A. de C.V (“MVS”).  These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines, respectively, through service agreements with MMR.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

The Company has two primary mining properties: the Guanajuato Mine Complex, and the Topia Mine.  The Company’s Guanajuato Mine Complex is located in the city of Guanajuato, in central Mexico, approximately 380 kilometres north-west of Mexico City, and produces silver and gold.  The Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northern Mexico and produces silver, gold, lead and zinc.  Each mine has its own processing facility with capacity to support future expansion.

Great Panther’s development-stage property, the San Ignacio Project, is located 22 kilometres by road from its Guanajuato processing plant.  The Company is currently in the latter stages of development at San Ignacio and expects to begin production before the end of the second quarter of 2014.  The Company also owns two exploration stage properties: the El Horcon Project, located 100 kilometres by road northwest of Guanajuato, and the Santa Rosa Project, located approximately 15 kilometres by road northeast of Guanajuato.

The method of production at the Topia Mine and Guanajuato Mine consists of underground mining through cut and fill mechanized operations.  Extracted ore is trucked to on-site conventional processing plants which consist of zinc and lead-silver flotation circuits.

RISK FACTORS

Metals and Mineral Prices Are Subject to Dramatic and Unpredictable Fluctuations

The market price of precious metals and other minerals is volatile and cannot be controlled.  If the price of precious metals and other minerals should drop significantly, the economic prospects of the Company’s operating mines and projects could be significantly reduced or rendered uneconomic.  There is no assurance that even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same.  Mineral prices have fluctuated widely, particularly in recent years.  The marketability of minerals is also affected by numerous other factors beyond the control of the Company, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

The Company has not entered into any hedging arrangements for any of its metal and mineral production, with the exception of some past arrangements to hedge prices for its metal and zinc production.

Current Global Financial Conditions

In recent years, global financial markets have experienced increased volatility and global financial conditions have been subject to increased instability.  These had a profound impact on the global economy.  Many industries, including the mining sector, were impacted by these market conditions.  Some of the key impacts of financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity.  Access to financing for mining companies continues to be negatively impacted by liquidity constraints.  These factors may impact the ability of the Company to obtain equity or debt financing and, if available, to obtain such financing on terms favourable to the Company.  If these increased levels of volatility and market turmoil continue, the Company’s operations and planned growth could be adversely impacted and the trading price of the securities of the Company may be adversely affected.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Inaccuracies in Production and Cost Estimates

The Company prepares estimates of future production and future production costs for particular operations.  No assurance can be given that these estimates will be achieved.  Production and cost estimates are based on, among other things, the following: the accuracy of Mineral Resource estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, equipment and mechanical availability, labour, and the accuracy of estimated rates and costs of mining and processing.  Actual production and costs may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, short‐term operating factors relating to the Mineral Resources, such as the need for sequential development of ore bodies and the processing of new or different ore grades; and the risks and hazards associated with mining described above under “Mining and Mineral Exploration Have Substantial Operational Risks”.  In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on‐site conditions or during production, or that the existing known and experienced recoveries will continue.  Costs of production may also be affected by a variety of factors, including: changing stripping ratios, ore grade metallurgy, labour costs, costs of supplies and services (such as, fuel and power), general inflationary pressures and currency exchange rates.  Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Uncertainty Regarding Resource Estimates

Only mineral resources have been determined for certain of the Company’s properties, and no estimate of reserves on any property has been completed.  Resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.  In making determinations about whether to advance any projects to development, the Company must rely upon estimated calculations as to the mineral reserves and grades of mineralization on its properties.  Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only.  These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable.  The Company cannot assure that:

•	Resource or other mineralization estimates will be accurate; or

•	Mineralization can be mined or processed profitably.

Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital.  The Company’s resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate.  Extended declines in market prices for silver, gold, zinc and lead may render portions of the Company’s mineralization uneconomic and result in reduced reported mineral reserves.

Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.  The Company cannot assure that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Sufficiency of Current Capital and Ability to Obtain Financing

The further exploitation, development and exploration of mineral properties in which the Company holds interests or which the Company acquires may depend upon its ability to obtain financing through equity financing or debt financing, joint ventures or other means.  There is no assurance that the Company will be successful in obtaining required financing as and when needed.  Volatile precious metals markets may make it difficult or impossible for the Company to obtain financing on favourable terms, or at all.

As at December 31, 2013, the Company had $22 million of cash and short term investments, and for the year ended December 31, 2013, the Company generated positive cash-flow from operations.  As a result of the Company’s ability to earn cash-flow from its ongoing operations, the Company considers that it has sufficient capital to support its current operating requirements provided it can continue to generate cash from its operations and that the costs of its capital projects are not materially greater than the Company’s projections.  There is a risk that commodity prices decline and that the Company is unable to continue generating sufficient cash flow from operations, or that the Company requires significant additional cash to fund expansions and potential acquisitions.  Failure to obtain additional financing on a timely basis may cause the Company to postpone acquisitions, expansion, development and exploration plans.

Mining and Mineral Exploration Have Substantial Operational Risks

Mining and mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  These risks include:

•	major or catastrophic equipment failures;

•	mine failures and slope failures;

•	ground fall and cave-ins;

•	deleterious elements materializing in the mined resources;

•	environmental hazards;

•	industrial accidents and explosions;

•	encountering unusual or unexpected geological formations;

•	labour shortages or strikes;

•	civil disobedience and protests; and

•	natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses and other liabilities.  The nature of these risks is such that liabilities could exceed policy limits of the Company’s insurance coverage, in which case the Company could incur significant costs that could prevent profitable operations.

Political Risk and Government Regulations

The Company’s mining, exploration and development activities are in Mexico and are subject to national and local laws and regulations, governing prospects, taxes, labour standards, occupational health, land use, environmental protection, mine safety and others which currently or in the future may have a substantial adverse impact on the Company.  In order to comply with applicable laws, the Company may be required to make capital expenditures until a particular problem is remedied.  Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of the Company, the extent of which cannot be reasonably predicted.  Violators may be required to compensate those suffering loss or damage by reason of the Company’s mining activities and may be fined if convicted of an offence under such legislation.

Mining and exploration activities in Mexico may be affected in varying degrees by political instabilities and government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the Company’s control and may adversely affect the business.  Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.  The status of Mexico as a developing country may make it more difficult for the Company to obtain any required financing for projects.  The effect of all these factors cannot be accurately predicted.  Notwithstanding the progress achieved in restructuring Mexican political institutions and revitalizing its economy, the present administration, or any successor government, may not be able to sustain the progress achieved.  The Company does not carry political risk insurance.

Mexican Foreign Investment and Income Tax Laws

Under the Foreign Investment Law of Mexico, there is no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Company and its ability to repatriate profits.  Under Mexican Income Tax Law, dividends are subject to a withholding tax.  Corporations with their tax residence in Mexico are taxed on their worldwide income.  The VAT (IVA) is an indirect tax levied on the value added to goods and services, and it is imposed on corporations that carry out activities within Mexican territory.

During 2013, the Mexico Senate passed tax reform legislation, effective January 1, 2014.  The tax reform includes an increase in the corporate tax rate to 30% from 28%, the introduction of a special mining royalty of 7.5% on the profits derived from the sale of minerals, and, the introduction of an extraordinary mining royalty of 0.5% on the gross income derived from the sale of gold, silver and platinum.  These changes are expected to have a material impact on the Company’s future earnings and cash flows, and possibly on future capital investment decisions.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Factors Beyond the Company’s Control

There are a number of factors beyond the Company’s control.  These factors include, but are not limited to, changes in government regulation, political changes, high levels of volatility in market prices, availability of markets, availability of adequate transportation and smelting facilities, availability of capital, environmental factors and catastrophic risks, and amendments to existing taxes and royalties.  These factors and their effects cannot be accurately predicted.

Environmental and Health and Safety Risks

The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time.  There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations, and a breach of any such regulation may result in the imposition of fines and penalties.

Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects.  There is an increased level of responsibility for companies, and trends towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of the Company’s operations.

The pursuit of commercial production of the Company’s mineral claims may be subject to an environmental review process under environmental assessment legislation.  Compliance with an environmental review process may be costly and may delay commercial production.  Furthermore, there is the possibility that the Company would not be able to proceed with commercial production upon completion of the environmental review process if government authorities do not approve the proposed mine, or if the costs of compliance with government regulation adversely affect the commercial viability of the proposed mine.

The development and operation of a mine involves significant risks to personnel from accidents or catastrophes such as fires, explosions or collapses.  These risks could result in damage or destruction of mineral properties, production facilities, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability.  The Company may not be able to obtain insurance to cover these risks at economically feasible premiums.  Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry.  The Company may be materially adversely affected if it incurs losses related to any significant events that are not covered by its insurance policies.

The Company has a comprehensive safety program in place, and safety meetings with employees and contractors are held on a regular basis to reinforce standards and practices.  The Company also reviews its insurance coverage on an annual basis to maintain its adequacy and relevancy.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Risks Which Cannot Be Insured

Great Panther maintains appropriate insurance for liability and property damage; however, the Company may be subject to liability for hazards that cannot be insured against, which if such liabilities arise, could impact profitability and result in a decline in the value of the Company’s securities.  The Company’s operations may involve the use of dangerous and hazardous substances, however, extensive measures are taken to prevent discharges of pollutants in the ground water and the environment. Although the Company will maintain appropriate insurance for liability and property damage in connection with its business, the Company may become subject to liability for hazards that cannot be insured against or which the Company may elect not to insure itself against due to high premium costs or other reasons.  In the course of mining and exploration of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes, may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.

Risk of Secure Title or Property Interest

There can be no assurance that title to any property interest acquired by the Company or any of its subsidiaries is secured.  Although the Company has taken reasonable precautions to ensure that legal title to its properties is properly documented, there can be no assurance that its property interests may not be challenged or impugned.  Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

In the jurisdictions in which the Company operates, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions in such jurisdictions must agree with surface land owners on compensation in respect of mining activities conducted on such land.

As of the date of this AIF, the Company had not fully secured mineral property titles for approximately 5,000 of its 7,908 hectares related to the El Horcon Project.  Certain of the Company’s title claims have been cancelled due to what the Company believes to be an administrative error on the part of the government agency which manages mineral claims in Mexico.  The Company has applied to reinstate the claims, however, there is no certainty that the Company’s application will be successful.

Unauthorized Mining

The mining industry in Mexico is subject to incursions by illegal miners or “lupios” who gain unauthorized access to mines to steal ore mainly by manual mining methods.  The Company has experienced such incursions, however, none of these has resulted in a significant loss to the Company or materially impacted the operations.  Although the risk of a significant loss of mineralized ore to the illegal miners is not substantial, they pose a safety and security risk.  The Company has taken security measures at its sites to address this issue and ensure the safety and security of its employees and contractors.  These incursions and illegal mining activities can potentially compromise underground structures, equipment and operations, which may lead to production stoppages and impact the Company’s ability to meet production goals.

Commercialization Risk of Development and Exploration Stage Properties and Ability to Acquire Additional Commercially Mineable Mineral Rights

The Company’s primary mineral properties, Topia and Guanajuato, have been in the production stage for more than five years and are profitable; however, the Company’s San Ignacio property is in the development stage, and its Santa Rosa and El Horcon projects are in the exploration stage, and the commercial viability of these projects cannot be assured at this time.

Mineral exploration involves a high degree of risk.  There is no assurance that commercially viable quantities of ore will be discovered at the Company’s exploration sites, or that its exploration and development projects will be brought into commercial production.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.  Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Material changes in commodity prices, ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.  The Company’s future growth and productivity will depend, in part, on the ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs.  Mineral exploration is highly speculative in nature and is frequently non-productive.  Substantial expenditures are required to:

•	Establish ore reserves through drilling and metallurgical and other testing techniques;

•	Determine metal content and metallurgical recovery processes to extract metal from the ore; and

•	Construct, renovate or expand mining and processing facilities.

In addition, if ore is discovered, it would take several years from the initial phases of exploration until production is possible.  During this time, the economic feasibility of production may change.  As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional commercially mineable (or viable) mineral rights.

Development projects have no operating history upon which to base estimates of future cash flow.  Estimates of Proven and Probable Reserves, Measured and Indicated Resources, and Inferred Resources are, to a large extent, based upon detailed geological and engineering analysis.  Further, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.  At this time, none of the Company’s properties have defined ore-bodies with Mineral Reserves.  Due to the uncertainty of Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven or Probable Mineral Reserves as a result of continued exploration.

Because mines have limited lives, the Company must continually replace and expand its Mineral Resources as the Company’s mines produce metals.  The life-of-mine estimates for the Company’s mines may not be correct.  The ability of the Company to maintain or increase its annual production of metals and the Company’s future growth and productivity will be dependent in significant part on its ability to identify and acquire additional commercially mineable mineral rights, to bring new mines into production, to expand mineral resources at existing mines, and on the costs and results of continued exploration and potential development programs.

Fluctuations in the price of consumed commodities

Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other re-agents fluctuate and affect the costs of production at the Company’s operations.  These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on operating costs or the timing and costs of various projects.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Fluctuation in Foreign Currency Exchange Rates

The Company maintains its bank accounts in Canadian dollars, U.S. dollars and Mexican Pesos.  The Company earns revenue in U.S. dollars while its costs are incurred in Canadian dollars, U.S. dollars and Mexican Pesos.  An appreciation in the Mexican Peso and/or U.S. dollar against the Canadian dollar will increase the costs of carrying on operations.  A decrease in the U.S. dollar against the Canadian dollar will reduce the Company’s revenues as reported in Canadian dollars and will also result in a loss to the Company to the extent that the Company holds funds in U.S. dollars.  Similarly, a decrease in the Mexican Peso against the Canadian dollar will result in a loss to the Company to the extent that the Company holds funds in Mexican Pesos.  The Company does not actively manage its foreign exchange risk with hedging instruments.

Dependency on Key Personnel

The Company’s success and viability depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense, and may impact the ability to attract and retain such personnel in Canada and Mexico.  The Company’s growth and viability has depended, and will continue to depend, on the efforts of key management personnel such as R.A. (Bob) Archer, President, Chief Executive Officer and director; Jim Zadra, Chief Financial Officer, Robert F. Brown, Vice President, Exploration; and Juan Manuel Flores Carrillo, Vice President, Operations (Mexico).  The loss of any key management personnel may have a material adverse effect on the Company, its business and its financial position.  The Company has contracts with these employees but does not have key-man life insurance.

Conflicts of Interest of Directors and Officers

Certain of the Company’s directors and officers may continue to be involved in a wide range of business activities through their direct and indirect participation in corporations, partnerships or joint ventures, some of which are in the same business as the Company.  Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Company.  The directors and officers of the Company are required by law to act in the best interests of the Company.  They may have the same obligations to the other companies and entities for which they act as directors or officers.  The discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to these other companies and entities and, in certain circumstances, this could expose the Company to liability to those companies and entities.  Similarly, the discharge by the directors and officers of their obligations to these other companies and entities could result in a breach of their obligation to act in the best interests of the Company.  Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Concentration of Customers

The Company sells refined concentrates containing silver, gold, lead and zinc to metals traders and smelters.  During the year-end December 31, 2013, three customers accounted for 99% of the Company’s revenues.  The Company believes that a limited number of customers will continue to represent a significant portion of its total revenue.  The Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential metals traders or smelters capable of purchasing the Company’s supply.  However, the Company could be subject to limited smelter availability and capacity, it could face the risk of a potential interruption of business from a third party beyond its control, or it may not be able to maintain its current significant customers or secure significant new customers on similar terms, any of which may have a material adverse effect on the Company’s business, financial condition, operating results and cashflows.  .

Transportation of Concentrate

The Company produces concentrates containing silver, gold and base metals.  Concentrates are the product of the processing of ore mined by the Company in its processing plants.  The concentrates are loaded onto road vehicles for transport to smelters in Mexico or to sea ports for export to smelters in foreign markets, such as Europe and Asia, where the metals are extracted.  The geographic location of the Company’s operating mines in Mexico and trucking routes taken through the country to the smelters and ports for delivery, give rise to risks including concentrate theft, road blocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments, and environmental liabilities in the event of an accident or spill.  There are indications that thefts are on the rise and the Company has taken additional steps to secure its concentrate, whether in storage or in transit.  The Company has insurance coverage, however, recovery of the full market value may not always be possible.  Despite these risk mitigation measures, there remains a continued risk that theft of concentrate may have a material impact on the Company’s financial results.

Acquisition Strategy

As part of Great Panther’s business strategy, the Company has made acquisitions in the past and continues to seek new acquisition opportunities in Mexico and Latin America.  The opportunities sought by the Company are operating mines, as well as exploration and development opportunities, with a primary focus on silver.  As a result, the Company may from time to time acquire additional mineral properties or securities of issuers which hold mineral properties.  In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company, and may fail to assess the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates, or to achieve identified and anticipated operating and financial synergies, and may incur unanticipated costs, diversion of management attention from existing businesses, the potential loss of the Company’s key employees or of those of the acquired business.  The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.  Acquisitions may involve a number of special risks, circumstances or legal liabilities.  These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Company’s results of operations and financial condition.  Further, to acquire properties and companies, the Company may be required to use available cash, incur debt, issue additional securities or a combination of any one or more of these.  This could affect the Company’s future flexibility and ability to raise capital, to operate, explore and develop its properties and could dilute existing shareholders and decrease the price of the common shares of the Company.  There may be no right for the Company’s shareholders to evaluate the merits or risks of any future acquisition undertaken by the Company, except as required by applicable laws and regulations.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Community Relations and Social License to Operate

The Company’s relationship with the communities in which it operates is critical to ensure the future success of its existing operations and the construction and development of its projects.  While the Company’s relationships with the communities in which it operates are strong, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities.  Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices.  Adverse publicity generated by such NGOs or others related to extractive industries generally, or its operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates.  While the Company believes that it operates in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Volatility of Share Price

Trading prices of Great Panther’s shares may fluctuate in response to a number of factors, many of which are beyond the control of the Company.  In addition, the stock market in general, and the market for gold and silver companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies.  These broad market and industry factors may adversely affect the market price of the Company’s shares, regardless of operating performance.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted.  Such litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Substantial Decommissioning and Reclamation Costs

The Company reviews and reassesses its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans.  As at December 31, 2013, the Company had recorded a liability of $2.4 million on its Statement of Financial Position for the estimated cost of future reclamation and remediation associated with the expected retirement of its mineral properties, plant, and equipment.  The present value of these reclamation liabilities may be subject to change based on management’s current and future estimates, changes in the remediation technology or changes to applicable laws and regulations.  Such changes will be recorded in the accounts of the Company as they occur.

The costs of performing the decommissioning and reclamation must be funded by the Company’s operations.  These costs can be significant and are subject to change.  The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators.  If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Officers and Directors Are Indemnified Against All Costs, Charges and Expenses Incurred By Them

The Company’s articles contain provisions limiting the liability of its officers and directors for all acts, receipts, neglects or defaults of themselves and all of the other officers or directors for any other loss, damage or expense incurred by the Company which happen in the execution of the duties of such officers or directors, as do indemnification agreements between the directors and officers and the Company.  Such limitations on liability may reduce the likelihood of derivative litigation against the Company’s officers and directors and may discourage or deter shareholders from suing the officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.

Enforcement of Legal Actions or Suits

It may be difficult to enforce suits against the Company or its directors and officers.  The Company is organized and governed under the laws of under the Business Corporations Act of British Columbia, Canada and is headquartered in this jurisdiction.  All of the Company’s directors and officers are residents of countries of Canada, and all of the Company’s assets are located outside of the United States.  Consequently, it may be difficult for United States investors to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons predicated solely upon such civil liabilities.

Dilution of Shareholders’ Interests as a Result of Issuance of Incentive Stock Options to Employees, Directors, Officers and Consultants

The Company has granted, and in the future may grant, to directors, officers, insiders, employees, and consultants, options to purchase common shares as non-cash incentives to those persons.  Such options have been, and may in future be, granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSX.  The issuance of additional shares will cause existing shareholders to experience dilution of their ownership interests.  As at December 31, 2013, there are outstanding share options exercisable into 6,744,269 common shares which, if exercised, would represent approximately 5% of the Company’s issued and outstanding shares.  If all of these share options are exercised and issued, such issuance will also cause a reduction in the proportionate ownership and voting power of all other shareholders.  The dilution may result in a decline in the market price of the Company’s shares.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Dilution of Shareholders’ Interests as a Result of Issuances of Additional Shares

Depending on the outcome of the Company’s exploration programs and mining operations, the Company may issue additional shares to finance additional programs and mining operations or to acquire additional properties.  In the event that the Company is required to issue additional shares or decides to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold.

Trading of the Company’s Shares May Be Restricted by the SEC's “Penny Stock” Regulations Which May Limit a Stockholder’s Ability to Buy and Sell the Shares.

The U.S. Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.  The Company’s securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors” (as defined).  The penny stock rules require a broker-dealer to provide very specific disclosure to a customer who wishes to purchase a penny stock, prior to the purchase.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules.  Consequently, these penny stock rules may affect the ability of broker-dealers to trade the Company’s securities.

The Company Does Not Expect to Declare or Pay Any Dividends.

The Company has not declared or paid any dividends on its common stock since inception, and does not anticipate paying any such dividends for the foreseeable future.

Credit and Counterparty Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations.  The Company’s credit risk relates primarily to cash and cash equivalents, trade receivables in the ordinary course of business, and value added tax refunds primarily due from the Mexico taxation authorities, and other receivables.  The Company sells and receives payment upon delivery of its concentrates primarily through international organizations.  These are generally large and established organizations with good credit ratings.  Payments of receivables are scheduled, routine and received within the specific terms of the contract.   If a customer or counterparty does not meet its contractual obligations, or if they become insolvent, the Company may incur losses for products already shipped and be forced to sell greater volumes of concentrate than intended in the spot market, or there may be no market for the concentrates, and the Company’s future operating results may be materially adversely impacted as a result.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise.  The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.  As at December 31, 2013, the Company had net working capital (current assets in excess of current liabilities) of $38.2 million and no long-term debt.  The Company believes it has sufficient cash to meet operating requirements as they arise for at least the next 12 months, but there can be no assurance that a sudden significant decrease in silver prices, or unforeseen liability, or other matter affecting the operations of the business might arise which will have a material impact on the Company’s sufficiency of cash reserves to meet operating requirements.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Internal Control over Financial Reporting

The Company documented and tested its internal control procedures during its most recent fiscal year in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”).  SOX requires an annual assessment by management and an independent assessment by the Company’s independent auditors of the effectiveness of the Company’s internal control over financial reporting.  For the year ended December 31, 2013, the Company qualified as an “emerging growth company” under the United States Securities Exchange Act of 1934 and therefore is eligible to forego the requirements for independent assessment of its internal control procedures under SOX.  The Company has undertaken an independent assessment of its internal control procedures under SOX for the year ended December 31, 2013 by its independent auditors, but to the extent it retains its “emerging growth company” status, may not do so in future periods.

The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX.  The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares.  In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.  There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies.  Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations.  Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by the securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported.  The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgment.  The challenges involved in implementing appropriate internal controls over financial reporting will likely increase with the Company’s plans for ongoing development of its business and this will require that the Company continues to improve its internal controls over financial reporting.  Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

PRINCIPAL MARKETS

Silver is a precious metal and is traded as a commodity primarily on the London Bullion Market (“LBM”) and Comex in New York.  The LBM is the global hub of Over-The-Counter trading in silver and is the metal’s main physical market.  The buying and selling process at the LBM generates a daily reference price known as the fix.  The Comex, in contrast, is a futures and options exchange.  Silver is quoted in US dollars per troy ounce.  The silver business is cyclical as smelting and refining charges rise and fall depending upon the demand for, and supply of, silver concentrate in the market.  In addition, the market prices of silver have historically fluctuated widely, and are affected by numerous global forces beyond the Company’s control.  A decline in such market prices may have an adverse effect on revenues from the sale of silver.

The end markets for silver are comprised of three primary categories: industrial use, investment, and silver jewelry and décor.  Together, these three categories represent more than 95% of annual silver demand.  Silver has a number of key, and in some cases unique, properties such as durability, malleability, ductility, reflectivity, electrical conductivity, and antibacterial properties, which makes it valuable in numerous industrial applications.  The applications include: circuit boards, electrical wiring, superconductors, brazing and soldering, mirror and window coatings, electroplating, chemical catalysts, pharmaceuticals, filtration systems, solar panels, batteries, televisions, household appliances and automobiles.  The unique properties of silver also make it difficult to substitute the element in its industrial applications.

The Company’s business is not seasonal and the climate in Mexico also allows exploration, mining and milling operations to be carried out year round.  Therefore, revenue and cost of sales generally do not exhibit variations due to seasonality.  The exceptions are periods of excessive drought which may limit or defer processing of ore and/or concentrate.  The dry season in Mexico generally extends from October through April.  However, revenue will vary based on the quantity of metal production, metal prices and terms of sales agreements.

While Great Panther is primarily a silver producer, it mines ore which it processes in its plants to produce concentrates which contain silver, gold, lead and/or zinc.  These concentrates are then sold to metal traders or directly to smelters and refiners which extract the metals from the concentrates.  (See “Product Marketing, Sales and Distribution”)  The selling prices, end markets, applications, and seasonality of the gold, lead, and zinc are determined independently to that of silver.

PRODUCT MARKETING, SALES AND DISTRIBUTION

The Company produces metals concentrate which contain silver, gold, lead and zinc.  The principal customers for the concentrates are smelters in Mexico, Asia and Europe, and international traders.  During the year-ended December 31, 2013, three customers accounted for 99% of the Company’s revenues.

There is a global market for metals concentrates and the Company continues to seek new buyers for its concentrates.  Great Panther’s senior management in Vancouver negotiates sales contracts for concentrate produced by the Company’s Mexican operations.  Contracts with smelting and refining companies as well as metals brokers and traders are entered into and re-negotiated as required.  Contracts are typically for a one year term with provisions for renewal.  The Company reviews and seeks to renegotiate the terms of its contracts each year so as to ensure that it receives the most competitive pricing and terms possible, while not remaining completely dependent on any single smelter, refiner or trader.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

The smelters and international traders charge the Company for their refining and smelting services.  Revenues reported by the Company are net of these charges.  The pricing for the contained metals in the concentrate is typically the average of all the daily quoted market prices within a specific month or other agreed period of time.

The Company delivers its concentrates by truck and ship.  As concentrates can vary in terms of grade and quality from shipment to shipment, the sales are subject to a final settlement process to adjust for any variances.  The Company has the right to request up to a 90% advance on payment of the provisional value of the shipment based on current spot prices for the contained metals, payable up to 75 days subsequent to sale.  The Company collects approximately 60% of the advance payment within 20 days of the date of sale, with the balance received within 75 days.  After the physical transfer of the metal concentrate, a final payment or adjustment is made on the date of final settlement.  The average credit period of sales is four months.

In terms of contained metals in its concentrates, the Company is primarily a silver producer with silver accounting for approximately 55% of its revenues (net of treatment and refining charges).  Gold accounts for approximately 36% of revenues, and the balance is accounted for by sales of lead and zinc.

In addition to these commercial sales, the Company also purchases silver on the open market and sells the silver in the form of coins and silver bullion products to retail purchasers directly over its corporate e-commerce website.  These sales are not included in the Company’s reported revenue, but are instead reported as finance and other income on the Company’s financial statements, net of costs of sale.  Revenue from these retail purchasers for the year ended December 31, 2013 was $37,329, which is less than 1% of the Company’s reported revenues.

The following table sets out revenue by product for each of the last two financial years:

	Year ended December 31, 2013			Year ended December 31, 2012
(in thousands)	Guanajuato	Topia	Total	Guanajuato	Topia	Total
Silver revenue	$ 22,375	$ 13,801	$ 36,176	$ 30,425	$ 15,463	$ 45,888
Gold revenue	18,610	587	19,197	16,709	525	17,234
Lead revenue	-	2,311	2,311	-	1,772	1,772
Zinc revenue	-	2,482	2,482	-	2,109	2,109
Ore processing revenue and other	-	686	686	-	701	701
Treatment charges, refining charges and deductions	(2,965)	(3,933)	(6,898)	(3,030)	(3,535)	(6,565)
Total Revenue	$ 38,020	$ 15,934	$ 53,954	$ 44,104	$ 17,035	$ 61,139

SPECIALIZED SKILL AND KNOWLEDGE

The Company’s business requires specialized skills and knowledge in the areas of geology, mining, metallurgy, social and environmental studies, permitting, claim management, and finance.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

EMPLOYEES

At December 31, 2013, the Company employed 21 people at its Vancouver head office and 329 people in Mexico.  The Company also employed 950 contract personnel in Mexico in mining and maintenance activities.  The Company does not currently have a collective bargaining arrangement with any labour union or association.

The following table sets out the Company’s employees at December 31, 2013, 2012, and 2011, by legal entity.

Company	2013	2012	2011
Great Panther Silver Limited	21	26	20
Minera Mexicana el Rosario, S.A. de C.V.	nil	nil	nil
Metálicos de Durango, S.A. de C.V.	152	175	153
Minera de Villa Seca, S.A. de C.V.	177	135	99
TOTAL	350	336	272

During 2013, the Company reduced the number of mining contractors providing personnel to its Guanajuato mine. Sixty people who were previously employed by contractors became employees of the Company.  Eight of these people work in the mine, and a further 52 work in the plant.

COMPETITIVE CONDITIONS

The Company’s business is to sell metal concentrate and by-product concentrate.  Prices for its products are determined by world markets over which it has no influence or control.  The Company also competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral interests, as well as for the recruitment and retention of qualified employees.

GOVERNMENT REGULATIONS

The mining industry in Mexico is controlled by the Secretaria de Economia – Dirección General de Minas which is located and administered from Mexico City.  Mining concessions in Mexico may only be obtained by Mexican nationals or Mexican companies incorporated under Mexican laws.  The construction of processing plants requires further governmental approval.

The holder of a mining concession is granted the exclusive right to explore and develop a designated area.  Mining concessions are granted for 50 years from the date of their registration with the Public Registry of Mining to the concession holder as a matter of law, if all regulations have been complied with.  During the final five years of this period, the concession holder may apply for one additional 50 year period, which is automatically granted provided all other concession terms had been complied with.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

In accordance with the Federal Duties Law (“LFD”) the holder of a mining concession is obligated to pay biannual duties in January and July of each year based upon the number of hectares covered by the concession area.

Concessionaires must perform work each year that must begin within ninety days of the concession being granted.  Concessionaires must file proof of the work performed each May.  Non-compliance with these requirements is cause for cancellation only after the Ministry of Mines communicates in writing to the concessionaire of any such default, granting the concessionaire a specified time frame in which to remedy the default.

The Mexican government introduced an additional mining duty during 2013.  If a concession holder does not carry out exploration and exploitation activities for two continuous years within the first 11 years of its concession title, it will be required to pay an additional charge equal to 50% of the maximum fee.  The fee will be increased to 100% for continued inactivity after the 12th year.  Payment of the additional mining duty is due 30 days after the end of the two year period.

There are no limitations on the total amount of surface covered by mining concessions or on the amount of land held by an individual or a company.  Excessive accumulation of land is regulated indirectly through the duties levied on the property and the production requirements as outlined above.

Mexican mining law does not require royalties to the Government, except for the discovery premium related to National Mineral Reserves, Concessions in Marine Zones and Allotments to the Council of Mineral Resources.

During 2013, the Mexico Senate passed tax reform legislation, effective January 1, 2014.  The tax reform includes an increase in the corporate tax rate to 30% from 28%, the introduction of a special mining royalty of 7.5% on the profits derived from the sale of minerals, and, the introduction of an extraordinary mining royalty of 0.5% on the gross income derived from the sale of gold, silver and platinum.  These changes are expected to have a material impact on the Company’s future earnings and cash flows, and future capital investment decisions.

ENVIRONMENTAL PROTECTION

The Company has taken a proactive approach to managing environmental risk.  It participated in a voluntary audit of its Guanajuato operations and conducted a multi-year environmental program completed in 2011, working in cooperation with SEMARNAT to ensure compliance with regulations governing the protection of the environment in Mexico.  As at December 31, 2013, the Company has commitments of $10.8 million for the environmental programs required to comply with SEMARNAT’s requirements at the Guanajuato Mine Complex.  The Company has also recorded a liability of $2.4 million on its Statement of Financial Position for the estimated cost of future reclamation and remediation associated with the anticipated retirement of its mineral properties, and plant and equipment, at its Guanajuato and Topia mines, with expenditures to commence at the end of each mine’s useful life.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

PRIMARY MINING PROPERTIES

Great Panther has two material mining properties: the Guanajuato Mine Complex, and the Topia Mine.

Guanajuato Mine Complex

The information on the Guanajuato Mine Complex (“GMC”) in this section of the AIF is based on the technical report entitled “NI43-101 Report on the Guanajuato Mine Complex Mineral Resource Estimation for the Guanajuatito, Valenciana, Cata, Los Pozos, Santa Margarita Zones, San Cayetano & Promontorio Zones, effective as of July 31st, 2013”, (in this section, the “Guanajuato Technical Report”), prepared by Robert F. Brown, P. Eng., a “Qualified Person” under NI 43-101, and the Vice President, Exploration, of the Company, and Linda Sprigg, RPGEO AIG, of Octree Consulting Pty Ltd, Qualified Person and Mineral Resource Geologist.  Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein.  Reference should be made to the full text of the Technical Report which is available for review under the Company’s profile on SEDAR located at www.sedar.com.  This report updates the previous resource estimate, dated June 26, 2012, for reasons of depletion as a result of mining and resource definition resulting from successful exploration activities.

Additional information since the date of the Technical Report has been prepared by Great Panther under the supervision of Robert Brown, Vice President Exploration, who is a qualified person for the purposes of NI 43-101.

Property Description and Location

The Guanajuato Mine Complex Property is situated north of the city of Guanajuato, Guanajuato State, Mexico, approximately 430 kilometres northwest of Mexico City.  The property consists of 18 contiguous claims that cover approximately 679.64 hectares in area.  The claim group is located at approximately 21° 03' N latitude and 101° 15' W longitude (NAD 27 UTM 265500E, 2327500N).  The Company holds a 100% interest in the property through its wholly owned Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V. (MMR).

Claim boundaries have been legally surveyed.  The claims expire between 2024 and 2051.  The tailings disposal area and the waste rock dump are contained within the property boundaries in areas where the Company holds surface rights. There are no known environmental liabilities associated with the property.

The Company operates under the same permissions as the Cooperative from which the property was acquired in 2005.  The tailings storage facility is operated in accordance with federal laws and GMC works closely with Procuraduria Federal de Proteccion al Ambiente (”PROFEPA”), the federal attorney for environmental protection, a division of SEMARNAT.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

The surface and underground infrastructure at the Guanajuato Mine Complex includes:

•	Extensive underground workings from surface to approximately 600 metres below surface including multiple shafts and adits from surface as well as internal shafts and ramps.
•	Two main shafts, the Rayas, for men and materials, and the Cata shaft, for rock hoisting;
•	A nominal 1,200 tpd flotation concentrator with surface bins, crushing facilities, grinding mills, flotation cells, and concentrate dewatering circuit;
•	A tailings storage facility;
•	Connection to the national grid for the supply of electric power;
•	Conventional and mechanized underground mining equipment;
•	Mine, geology, processing, and administrative offices in several locations. A shaft and ramp from surface as well as internal ramps and drives linking to adjacent mine; and
•	Conventional and mechanized underground mining equipment.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The property is situated along the north eastern side of the city of Guanajuato and is accessible via city streets.  Guanajuato has a population of approximately 153,400 and is located within 50 kilometres, by road, of an international airport at León, Mexico.  The project is easily accessible from major population centres in central Mexico via a system of modern roads.

Central Mexico has a dry climate with an annual precipitation of about 600 millimetres per year generally falling between June and October.  The annual mean temperature is 25°C, but winters can be cool with lows approaching 0°C.  Exploration and mining work can be conducted year-round uninterrupted by weather.

Guanajuato has a long history of mining so labour and supplies are readily available.  Storage, waste disposal, and plant sites are well established.  The electricity supply to the operations at the Guanajuato mine is provided through the national power grid administered by Comisión Federal de Electricidad (“FEC”), the federal electricity commission.  The water supply consists of groundwater at the mines and rainwater filtrations.

Guanajuato is located on the Central Plateau of Mexico in the Sierra Guanajuato Mountains.  The terrain is moderately rugged, with elevations on the property ranging from 1,600 MASL to 2,200 MASL.  Hillsides are deeply incised by drainage and slopes are moderately to extremely steep.  Vegetation consists of grasses, small trees, shrubs, and cacti.  Larger trees grow in the valley bottoms where there is more water.

History

Exploration in the Guanajuato area dates back to 1548 when silver mineralization was first discovered in the La Luz area by Spanish colonists.  Two years later an outcrop of the Veta Madre was found near the current site of the Rayas Mine.  Mining took place on a relatively small scale until the early 1700s when application of explosives for tunneling resulted in a significant increase in productive capacity.  In the latter portion of the 18th century, Antonio Obregón y Alcocer financed the discovery and development of the Valenciana Mine.  This mine became one of the premier silver mines in the world, at the time accounting for a third of global annual silver production.  The Spanish controlled mining in the district until 1816 when mining ceased and all production facilities were destroyed during the Mexican War of Independence.  The Valenciana Mine was reopened in 1868 with British capital.  The British interests ran the mines for ten years but did not enjoy much success, losing a considerable amount of money. Operations at that time were hampered by a lack of rail facilities and the necessity for hauling heavy equipment from the coast by mule.  Mining production declined during the early 1900s due to low prices.  At that time, American interests acquired and reopened many of the mines.  Old ore dumps and tailings were reprocessed to extract gold and silver using the newly discovered cyanide process; however, the onset of the Civil War in 1910 severely curtailed mining activity in the country, resulting in a decades-long slump in production.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

By the mid-1930s, demands for higher pay and better working conditions resulted in the mines being turned over to the Sociedad Cooperativa Minera Metalúrgica Santa Fe de Guanajuato (the Cooperative) in 1939.  The Cooperative operated several mines in the district throughout the latter half of the 20th century and into the 2000s.  The Company acquired the Guanajuato Mine Complex from the Cooperative in 2005.  The operation included two main properties, a plant, workshops and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate).  The total purchase price was US$7,250,000 (paid) consisting of staged cash payments to the end of 2006.  At the time of the purchase, the operation suffered from lack of investment and working capital, and had not run at full capacity since 1991.  The Company resumed production in 2006 and production has run continuously since that time.

Guanajuato Production Figures – Great Panther Silver Limited - Guanajuato Mine
Year	Tonnes	Oz Silver	Oz Gold
2006	86,111	105,480	988
2007	203,968	521,225	3,794
2008	155,079	848,083	5,488
2009	138,517	1,019,751	6,748
2010	144,112	1,019,856	6,619
2011	169,213	959,490	7,515
2012	174,022	1,004,331	10,350
2013	221,545	1,079,979	15,062
Total	1,292,567	6,558,195	56,564
Note: The production figures for fiscal 2013 were not included in the Guanajuato Technical Report

Geological Setting and Mineralization

The Guanajuato Mining District is located in the southern portion of the Mesa Central physiographic province.  The Mesa Central is an elevated plateau of Cenozoic volcanics and volcaniclastics located in central Mexico.  It is bounded to the north and east by the Sierra Madre Oriental, west by the Sierra Madre Occidental and south by the Mexican Trans Volcanic Belt.  Rocks within the Mesa Central comprise a Paleocene to Pliocene sequences of dacite-rhyolite, andesite and basalt with related intrusive bodies and intercalated local basin fill deposits of coarse sandstones and conglomerates.  This Cenozoic volcano-sedimentary sequence overlies a package of deformed and metamorphosed Mesozoic submarine mafic volcanics and turbidites.

The Guanajuato Mining District is underlain by Mesozoic marine sediments and predominantly mafic submarine lava flows, of the Luz and Esperanza Formations, these are weakly metamorphosed and intensely deformed.  This basal sequence is cut by a variety of intrusive bodies ranging in composition from pyroxenite to granite with tonalitic and dioritic intrusive being the most volumetrically significant.

Cenozoic volcanic and volcanogenic sediments unconformably overlie the Mesozoic basement rocks.  In the area the oldest Cenozoic unit is the Paleocene Comanja granite, this was followed by the Eocene extrusion of andesite which was sporadically deposited and contemporaneous with the deposition of the Guanajuato conglomerate in localized grabens.  The Guanajuato conglomerate underlies an unconformity beneath a sequence of felsic to mafic volcanic rocks that consist of, Oligocene ignimbrites, lava flows and domes.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

The country rocks are transected by numerous faults which host precious metal-bearing veins, stock-works and breccias.  The deposits are Oligocene in age and hence contemporaneous with the eruption of felsic – intermediate volcanics.  The primary strike direction of the faults which host the veins is northwest, less significant are north-south, east-west, and northeast orientations.  The Veta Madre hosts the Mineral Resource that is the subject of this report.  This Veta Madre structure is traceable for 25 kilometres through the district.  It strikes northwest-southeast and dips at ~45 degrees to the southwest.

In the Guanajuato Mine Complex mineralization occurs within fault zones as discontinuous shoots and tabular bodies.  It is apparent from mine plans that stopes can be in the order of 700 metres long and extend for 400 metres vertically.  Zone thickness ranges from centimetre-scale to tens of metres.  The mineralizing event is thought to have taken place during the Oligocene, a period of intense felsic volcanic activity in the area, and comprised three stages termed pre-ore, ore, and post-ore.  Pre-ore mineralization consists of trace silver and gold with accessory quartz and adularia.  Ore mineralization comprises an early silver-rich phase associated with adularia, as well as a later low-silver variant, which is typified by calcite and quartz.  The post-ore mineralization is also precious metal-poor, with accessory calcite, dolomite, and fluorite.

The primary economic components are silver and gold, with silver the more important of the two.  Base metals do not normally occur in economic concentrations.  Average silver grades of the ore are typically in the 100 g/t Ag to 500 g/t Ag range but locally can be over 1,000 g/t Ag. Gold grades are generally in the 0.5 g/t Au to 2 g/t Au range, with the exception of Santa Margarita where average grades are in the range of 5 g/t Au to 7 g/t Au.  Relative gold and silver contents at Santa Margarita are quite different from Cata, Pozos and Guanajuatito.  The average silver to gold ratio in Cata is roughly 225:1, at Pozos 250:1, at Guanajuatito 275:1 while at Santa Margarita 3.5:1.  Within the mine drill core and channel samples are not normally analysed for base metals so an average grade for Cu, Pb or Zn is not obtainable.

Mineralization at the GMC is closely associated with the structural history.  The “Veta Madre” quartz-adularia vein / breccia system is closely associated with the Madre fault and an associated diorite dyke (thickness varying from discontinuous lenses at Guanajuatito to a 50 metre to 100 metre thick body in the Cata, Los Pozos, and Santa Margarita areas), oriented 325 degrees with a 45 degree southwest dip.  The Veta Madre forms along the dyke contacts, and in the footwall Esperanza Formation footwall rocks to the Madre fault.  At the Guanajuatito zone the main mineralization occurs just into the footwall Esperanza Formation deformed siltstone and shale.  Four (4) zones were modeled at Guanajuatito, with the Veta Madre and the closely associated footwall (FW) zone being dominant below the 80 level.  At the Cata zone, Veta Madre mineralization occurs along the base of the diorite dyke with the Esperanza Formation, and as seven separately modelled zones within the diorite.  A number of these zones are shallow dipping structural splays.  The Los Pozos and Los Pozos SE zones are vein stockwork to breccia systems (Veta Madre) at the base of the diorite dyke and into the Esperanza Formation.  The Santa Margarita zones form a complex structural set of four bodies within the diorite dyke and at its upper contact with the Guanajuato Formation conglomerates or basal andesite.  These are above the Veta Madre breccia which is at the diorite contact with the footwall Esperanza Formation, but in this area is barren.  The San Cayetano zone occurs deep in the Veta Madre south of the Rayas shaft, and tends to be narrow and often in the upper portion of the Veta Madre.  The Promontorio zone occurs in the hanging-wall Guanajuato Formation conglomerates immediately above the Veta Madre structure at the contact of the Guanajuato Formation and the diorite dyke.  At Valenciana there are parallel mineralized structures (Veta Madre) at the Esperanza Formation – Diorite contact and into the Esperanza Formation.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

The best mineralization is often found related to bends in the Veta Madre orientation (Barclay, 2007 and Rhys, 2013) such as at San Vicente in the Rayas area, and at Cata and Santa Margarita.  These structural bends may be due to changes in rock type competencies, and varying thickness of the diorite dyke.

The vertical extent of the deposits at Guanajuato spans over 700 metres (2,200 metre to 1,500 metre elevations and open to depth).  Mineralization occurring above 2,100 metre elevation was termed “upper ore”, between 2,100 metre and 1,700 metre “lower ore”, and below the 1,700 metre elevation “deep ore” (Randall, 1994).  Fluid inclusion microscope work (Moncada, 2011) from over 850 samples gathered through the mine and in deep drilling from the Santa Margarita area, indicated boiling zones from the 2,100 metre to 1500 metre (deepest drilling at the GMC) elevations.  Moncada’s work, along with Barclay and Rhys’s structural observations of up to eight stages of crosscutting brecciation, and the variable range of Ag:Au ratios indicate that the mineralization along the Veta Madre is associated multi-phase structural activity and fluid flow.

The mineral deposits at Guanajuato are classic fissure-hosted low-sulphidation epithermal gold-silver-bearing quartz veins and stockworks.  Economic mineralization consists of fine-grained disseminations of acanthite, electrum, aguilarite, and naumannite with accessory pyrite, and relatively minor sphalerite, galena, and chalcopyrite.  Gangue minerals include quartz, calcite, adularia, and sericite.  The veins are accompanied by hydrothermal alteration consisting of argillic, phyllic, silicic, and propylitic facies.  Mineral textures in this zone are typically fracture-filling, drusy, and colloform masses.

Epithermal systems, form near surface, usually in association with hot springs, and at depths in the order of a few hundred metres below the paleosurface.  Hydrothermal processes are driven by remnant heat from volcanic activity, which in the case of Guanajuato occurred in the middle to late Tertiary.  Circulating thermal waters, rising up through fissures, eventually reach the “boiling level” where the hydrostatic pressure is low enough to allow boiling to occur.  This can impart a limit to the vertical extent of the mineralization as the boiling and deposition of minerals is confined to a relatively narrow band of thermal and hydrostatic conditions.  In many cases, however, repeated healing and reopening of host structures can occur, which causes cyclical vertical movement of the boiling zone, resulting in mineralization that spans a much broader range of elevations.  This appears to have occurred at Guanajuato.

Exploration

Exploration work conducted by the Company has been almost exclusively diamond drilling, primarily from underground.  Exploration drilling is being carried out with the use of five underground drills, three on contract and two in-house rigs.  The drilling with the two in-house rigs is focused on immediate development and mining areas, specifically at Cata Clavo, and to a lesser degree at Los Pozos.  The larger contract drills are focused on upgrading mineral resource definition, and in new areas of the mine targeted from historical data compilation.  Upgrading is being done at Santa Margarita, while exploration targeting is taking place north and south of the Guanajuatito zone, at Valenciana, in the Rayas shaft area and south (San Cayetano zone) both at depth and near surface.  The exploration has been successful in both endeavours, better defining the zones referenced to in this report and discovering new areas of mineralization both at south of the Rayas shaft and north of the Guanajuatito zone.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Drilling

Diamond drilling at Guanajuato is conducted by the exploration staff (exploration drilling), as well as by the mine staff (production and exploration drilling).  Production drilling is predominantly concerned with definition and extension of the known zones, to guide development and mining and is generally done to provide localised knowledge of the vein position which regularly pinches and swells.

Exploration drilling is conducted further from the active mining area with the goal of expanding the mineral resource base.  Drilling results from both programs are used in the estimation of mineral resources.  The management, monitoring, surveying, and logging of the current 2010 to 2013 series of UGG prefix exploration holes and production holes is carried out under the supervision of the Company’s mine geological staff.

Collar surveys are conducted by total station instrument and uploaded directly to a database for merging with the logging data.  Down hole surveys are currently performed every 50 metres using a Reflex instrument, and the survey data are manually input to the database.  For the shorter production holes, typically less than about 60 metres, down-hole surveys are not performed, and the orientation is measured at the collar only.  Also the UGG holes from UGG10-001 to UGG11-021 had no down-hole survey measurements collected.

Logging is carried out by geologists at the Company’s facility located at the Cata Mine and plant site.  The logging facility is located within a secure mine compound.  Core is laid out by the technicians, checked, re-pieced and washed.  Depth markers are checked and confirmed, and the boxes are labelled with intervals.  Field technicians take measurements of recovery and rock quality designation (RQD), these measurements are written on formatted sheets for later data entry, and the core is then logged by the geologist with the geological descriptions written in long hand onto a formatted sheet for later data entry into a database.  At this time the geologist also marks up the sample intervals on the core boxes, and the core is then photographed.  Intervals for specific gravity measurements are defined by the geologist from two or three locations within the mineralized intervals, the specific gravity measurements are determined using the water immersion method, with the information recorded onto a pre-formatted sheet for later data entry.

All sample and geological data is entered into the DataShed© database via the LogChief software.  The contents of the DataShed© databases are copied daily to a master DataShed© database in the Company’s head office in Vancouver with a backup made daily.

Assay data files are sent directly from the SGS laboratory into a specific site on the Cata server.  Database management personnel take the assays from this site and merge them with sampling information in the DataShed© database.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Sample Preparation, Analysis, and Security

The drill core samples were prepared by technicians working under the direction of the mine and exploration geologists.  The exploration diamond drill core is of HQ and NQ diameter while the production holes drilled prior to July 2011 generally have an AQ diameter.  During July 2011 a BQ diameter rig (Diamec) was added to the production drilling capacity.

Depending on the diameter of the drill core to be sampled, it is either cut in half using a diamond saw (NQ and HQ) or sampled whole (AQ and BQ).  A technician records the intervals of sampling in a numbered and perforated ticket book, a numbered part of each ticket is stapled to the core tray at the appropriate sample interval, and the butt portion of the ticket book is completed with drill hole number and interval information.  For each sample interval, the core (or half core) is placed along with a numbered ticket inside a pre-numbered clear plastic sample bag.  The bag is then tied with string and delivered with other samples from the same hole to the onsite SGS laboratory.  Sample numbers and intervals are written on the ticket books for later data capture.

Sample lengths are generally determined by mineralogical or lithological characteristics.  For the exploration drilling, the protocol is for maximum sample lengths to be 1.5 metres and the minimum length to be 0.5 metres.  For production drilling, in areas of little or no obvious mineralization, maximum sample lengths are from 1.5 metres to 2.0 metres.  In mineralized or silicified zones, the maximum sample length is reduced to 0.3 metres to 0.6 metres.  There are instances where drill samples with lengths greater than 2.0 metres occur in the database, the reason being that for broken and/or small diameter core, it is difficult to achieve a minimum sample weight of 1.5 kilograms whilst adhering to maximum sample length.

Channel sampling is carried out daily in accessible stopes and development headings by technicians after the sample positions are marked out by a geologist and a detailed drawing of the face is made.  The samples consist of chips broken along a line across the structure using a rock hammer and chisel.  The quality of the channel samples is more variable than the drill samples.  This is probably due to the sampling method.  The rock is observed to be highly variable in hardness and competence and it is therefore difficult to achieve volumetrically consistent representation along the entire sample length.  Sample bias can result if higher grades happen to correlate with zones of particular hardness characteristics.  The increased variance may also be due to the use of the mat rolling technique to reduce the channel sample mass.

Channel sample results are plotted on stope plans and used for day to day monitoring and grade control.  The data is also stored digitally in DataShed© as a series of points representing the midpoints of the samples projected to a 2-d plane, which is the level, along with grade information and notes regarding the locale from which the sample was taken.  Improvements in the documentation of underground sampling are being instituted so that continuous channel sampling is recorded as a pseudo-drill hole.  This system will make compositing of samples possible.

Most of the analytical work is carried out at a laboratory managed for the Company by SGS Group (SGS-GTO) which is located within the confines of the Cata Facility.  The laboratory is equipped to perform Aqua Regia digest, fire assay, gravimetry and AAS.

The analysis process involves initial receipt of samples by SGS-GTO from geology personnel followed by oven- drying of samples.  Dry samples are then run through a crusher (10 mesh) and subsequently a 200g spilt run through a disc mill for pulverizing to 98% passing 200 mesh.  Samples are analyzed by Aqua Regia with an AA finish, and any that report greater than 10 g/t Au or 300 g/t Ag are reanalyzed by fire assay with a gravimetric finish.  The laboratory can also perform determinations for arsenic, copper, lead, zinc, and antimony but these elements were not analysed for drill hole or channel samples in Guanajuato.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Internal QA/QC is conducted and analytical methods used are industry standard.  Although the laboratory is not yet certified, the process of certification is underway.  The SGS-GTO laboratory manager conducts routine QA/QC and instrument calibration and maintains a database of the results.

Additional to internal Laboratory QA/QC monitoring, the Company’s personnel also insert quarter-core duplicates, standards, and blanks into the channel and drill sample streams as well as arranging regular umpire checks.  The protocol is for a duplicate for every 19 samples, and one blank and a standard for every 40 samples.  Suspicious QA/QC results are detected by the Database Administrator who informs the relevant Geologist.  Re-assaying is performed in cases where data entry and sample collection issues such as sample swaps are ruled out by the geologist.

In January 2013, the Company’s Guanajuato and Topia QA/QC data were audited by Dr. Wesley M. Johnson of Quality Analysis Consultants.  With regard to SGS GTO laboratory, the author has stated that 'There is no obvious problem with the data generated in the laboratory from either an accuracy or a precision standpoint.’.

The blank material was collected from a barren rhyolite tuff (La Bufa Formation) on the south side of Guanajuato. It was crushed, pulverized, and homogenized at the SGS-GTO laboratory. During the period considered herein (01 February 2012 – 25 September 2013 inclusive), blanks were analysed in the laboratory by either Aqua Regia digest with AAS finish (Ag), Fire Assay with Gravimetric finish (Ag) or Fire Assay AAS finish (Au).  Blank failures for silver were 135 of 1768 or 8%, and for gold 122 of 1774 blanks or 7%.

In 2012, two standards (GTS05 and GTS06) were produced by SGS-Durango laboratory and certified by SGS© using five laboratories (three external).  Previously, seven other standards developed by WCM Minerals© (PM929, PM1140, PM114 and PM1129), SGS© Durango (GTS03), SKYLINE© (GTS04), and Rocklabs© (SP49) had been in usage prior to 2012.  As such, a great variety of standards were analysed during the 2012 “changeover” period and so only standards for which the most abundant assay results were available are presented herein.

Duplicates are routinely taken for both channel samples and drill samples and are sent to the laboratory to be assayed via the same method as the respective originals.  An analysis of the results of all duplicate-original pairs assayed during the period considered revealed 28% and 50% average differences for Ag and Au respectively.  Due to the significant nugget effect associated with the various mineralized zones at Guanajuato (25-52% of total sill for Ag and 23-50% of total sill for Au as determined from variography analysis), these results are to be expected.

A program of umpire assaying was initiated in 2011, whereby selected batches of sample pulps were assayed at umpire lab ALS Chemex, as an additional QA/QC measure.  Overall correlation between original and umpire lab assays is considered to be acceptable.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Both the Geology Department core shed and the SGS-GTO laboratory are located within the Cata Facility which is fenced and guarded around the clock.

Mineral Resource Estimates

An updated estimate of Mineral Resources has been completed for the Guanajuato Project. The estimate was prepared by Robert Brown, P. Eng. and the Company’s Vice President, Exploration, and Qualified Person (QP), and Linda C. Sprigg (RPGeo AIG) of Octree Consulting Pty Ltd.  In this report, the terms “Mineral Resource,” “Inferred Mineral Resource,” “Indicated Mineral Resource,” and “Measured Mineral Resource” have the meanings ascribed to those terms in the “CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council.  There are no Mineral Reserves disclosed in this report.  The effective date of the estimate is July 31, 2013.  This update does not affect the San Ignacio Inferred resource estimate, which remains as reported in 2012.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Guanajuato Mine Complex: Mineral Resource Estimation and Contained Silver Equivalent, Gold, and Silver
	Tonnage	Grade g/t			Contained kOz
Area	kt	Ag Eq	Au	Ag	Ag Eq	Au	Ag
Sub Total Cata	84.9	408	1.34	328	1,114	3.65	894
Sub Total Pozos	138.9	229	0.78	182	1,023	3.48	814
Sub Total Santa Margarita	85	335	4.72	51	914	12.90	140
Sub Total Guanajuatito	53.2	174	0.64	135	298	1.10	232
Total Measured	362	288	1.82	179	3,348	21.14	2,080
Sub Total Cata	33.1	420	1.38	337	448	1.47	359
Sub Total Pozos	35.8	148	0.55	116	171	0.63	133
Sub Total Santa Margarita	23	296	3.3	98	219	2.44	73
Sub Total Guanajuatito	50.7	150	0.65	111	244	1.06	180
Total Indicated	142.6	236	1.22	163	1,081	5.60	745
Sub Total Cata	118.1	411	1.35	330	1,561	5.13	1,254
Sub Total Pozos	174.7	213	0.73	169	1,194	4.11	947
Sub Total Santa Margarita	108	326	4.42	61	1,133	15.34	213
Sub Total Guanajuatito	103.9	162	0.65	123	542	2.16	412
Total Measured + Indicated	504.7	273	1.65	174	4,430	26.74	2,825
Sub Total Cata	12.7	489	1.53	398	199	0.62	162
Sub Total Pozos	17	341	0.65	302	186	0.35	165
Sub Total Santa Margarita	14.3	340	2.18	209	157	1.01	96
Sub Total Guanajuatito	88.8	289	0.99	229	824	2.82	654
Sub Total San Cayetano	41.5	307	3.69	85	410	4.93	114
Total Valenciana	127.2	269	2.58	114	1,101	10.57	467
Total Promontorio	132.4	241	2.84	70	1,024	12.09	298
Total Inferred	434	280	2.32	140	3,900	32.38	1,957

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Notes:
1.	CIM Definitions were followed for Mineral Resources.
2.	Measured and Indicated Mineral Resources are reported at a cut-off grade of 50 g/t Ag Eq.
3.
Inferred Mineral Resources are reported at area-specific cut-offs as follows: Cata 176 g/t Ag Eq, Guanajuatito 164 g/t Ag Eq, Pozos 178 g/t Ag Eq, San Cayetano 169 g/t Ag Eq, Santa Margarita 166 g/t Ag Eq, Valenciana 167 g/t Ag Eq, and Promontorio 166 g/t Ag Eq.

4.	Prices of US$1,280/Au oz and US$20.80/Ag oz were used in calculations.
5.	Bulk Density is 2.68 t/m³.
6.	Totals may not agree due to rounding.
7.	Ag Eq is given by the formula Ag Eq = Ag + 60*Au.

Mining Operations

All ore from the Guanajuato Mine Complex is treated at the central Cata plant.  The Company has operated this plant since 2006.  The Cata processing plants uses conventional crushing, grinding, milling, flotation, and concentrate dewatering circuits to generate sulphide concentrates containing silver and gold, which are sent offsite for smelting and refining.  The Cata mill has a maximum capacity of 1,200 tpd.  For the first 10 months of 2013 the mill operated for 20 days per month at a rate of 918.1 tpd for an average of 604 tonnes each calendar day.

Metallurgical performance does not appear to be affected by the blend ratios of ore from the various zones.  During the 3rd quarter of 2013, the metallurgical balance showed the average silver recovery to be 89.4% and gold recovery to be 91.8% (to end of September 2013), comparable with previous quarter in 2013 and 2012.  Both silver and gold are recovered as components of a sulphide concentrate containing pyrite and silver sulphide minerals.

In addition to the operation of the Cata plant, the Company has undertaken some metallurgical test-work aimed at improving the operation of the plant.  During 2011, this included the addition of a new flotation section with the installation of five new fully automated Outotec cells which replaced the old sections of rougher cells.  In 2012, a small regrind mill was installed with improvements in metallurgical recoveries.  In 2012 and 2013, the primary crushing units were upgraded with a new Metso HP300 crusher and new vibrating twin screens.  Lastly, in 2013, a new state of the art filter press was installed to reduce water content in the concentrate.

The mining method used in each zone is as follows:

Cata Clavo Zones

Mining of the Cata Clavo is down to the 510 level where development and stoping are being carried out on the Veta Madre and Alto 1, 1a and 2 veins.  In 2013, Cata Clavo provided 33% of the mine production at a grade of 273 g/t Ag and 1.03 g/t Au.

Cata Clavo is a relatively steeply dipping structure that has been identified for mining from the 1575 elevation (525 level) to the 1665 elevation (435 level).  The mining area is up to 100 metres long and up to 10 metres wide.  The Veta Madre FW, Contact, Veta Madre HW, Alto 1 to Alto 4 zones are located on the hanging wall side of the Veta Madre and the multiple zones are close to one another. In some areas, the combined Veta Madre to Alto 4 generates an overall width exceeding 30 metres.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

The Cata ore zones are being mined by mechanized cut and fill method.  An access ramp is located in the hanging-wall from which cross-cuts are driven to access the ore at the various lift elevations.  The ramp is approximately 3.5 metres by 3.5 metres and is supported by a combination of grouted rebar, wire mesh and straps as required.  There are as many as six separate ore zones varying in widths from two to eight metres with strike lengths of 20 to 80 metres.

The sequence of mining commences with the lateral development of the ore zones on sub- levels which are spaced 20 to 30 metres apart.  Mining then progresses upwards from one sub-level to the next in four meter lifts using breasting to mine the ore.  As broken ore is removed, waste-rock fill is placed in the void.  Currently, lateral development has been completed on the 510 metres level and mining of the first lift has commenced.

There are 1-boom, electric hydraulic jumbos for drilling, 3.5 and 4.0 - yard LHDs for mucking, and 10 and 18 tonne trucks for ore haulage.  Ground support in the stopes is installed using scissor lift trucks.

The rock stability is assessed each year by Roland Tosney, Consulting Geotechnical Engineer.  For up to five meter roof spans, grouted rebar, rock bolt support is required.  For spans over five meters but less than nine metres, cable bolts are installed for additional support.  Four metre long cable bolts are installed in holes drilled with the jumbo.  For zones requiring spans of greater than nine metres, permanent rock or concrete pillars are left.

Los Pozos Zone

Development of Los Pozos was extended from the 385 to 410 level.  There is still a partial lift above the 298 level which is to be mined in the future.  Ore production from Los Pozos commenced in September 2009, and for 2013 contributed 25% of total production at an average grade of 172 g/t Ag and 0.66 g/t Au.  The Los Pozos zone is up to 15 metres wide and up to 100 metres along strike.  Access has been provided from the 275 level to the 390 level by a footwall ramp.  A second ramp is being driven from the 390 level towards the 420 level. The ramp development was good with an even footwall and good ground conditions.

The Los Pozos deposit is a relatively steeply dipping structure that has been identified for mining from the 1825 MASL elevation (275 level) to the 1690 MASL elevation (410 level).  Los Pozos ore zone is being mined by mechanized cut and fill method.  There is a ramp in the footwall which provides access to sublevels that are spaced approximately 35 metres apart.

The ramp is approximately 3.5 metres by 3.5 metres and is supported by grouted rebar and mesh as required.  At each sublevel, a crosscut is driven across the zone followed by development along strike to the extents of the vein.  The vein is then opened to its full width or, if the zone is too wide, to a maximum of 12 metres wide. In wider zones, it is necessary to either install cable bolts and/or to leave pillars.

Mining then progresses upwards in three metre lifts using breasting to mine the ore.  As ore is removed, waste fill is placed in the void.  There are electric hydraulic jumbos for drilling, 3.5 and 4.0 - yard LHDs for mucking, and 10 tonne trucks for ore haulage.  Ground support in the stopes is installed using scissor lift trucks.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

The rock stability was assessed by Roland Tosney in 2010.  For five metre widths at Los Pozos, only rock bolt support is required.  For widths over five metres but less than 12 metres, cable bolts are required for support.  Four metre long cable bolts are installed in holes drilled with the jumbo.  For zones over 12 metres wide, it is necessary to leave a permanent pillar or to provide support which is longer than the four metre cable bolts.

Santa Margarita Zones

The Santa Margarita gold rich vein has been explored by ramp development from the 390 level to the 500 level.  The ramp has been driven from the 1710 MASL elevation (390 level) and extended down to the 1600 metre elevation (500 level).  Extractions are by cut and fill mining methods.

Santa Margarita has been producing ore since March 2009.  Production for 2013 totalled 27% of that processed with an average grade of 60 g/t Ag and 4.18 g/t Au.  Santa Margarita is a gold rich deposit and a cut-off grade of 2.4 g/t Au is used for this area.  The Santa Margarita deposit is steeply dipping and narrow.  Development of Santa Margarita has consisted of an exploration/production ramp driven on the zone.

The Santa Margarita ore zones are being mined by mechanized cut and fill method.  An access ramp is located in the hanging-wall from which cross-cuts are driven to access the ore at the various lift elevations.

The ramp is approximately 3.5 metres by 3.5 metres and is supported by grouted rebar, as required.  There is one main breccia ore zone plus vein stockwork ore zones located in the footwall.  Typical ore widths are 2.0 to 5.0 metres.  The main zone is over 150 metres long while the footwall stockwork zones are 20 to 50 metres long.

The sequence of mining commences with the lateral development of the ore zones on sub-levels which are spaced 20 or 40 metres apart.  Depending on the ore widths, mining then progresses upwards from one sub-level to the next in 1.5 metre (narrow ore) or 3.0 metre lifts (wider ore) using uppers or breasting respectively, to mine the ore.  As broken ore is removed, waste-rock fill is placed in the void.  Currently, lateral development is being conducted on the 455 and 475 metre levels while stoping is well established between the 435 and 390 metre levels.

Drilling is carried out with hand-held jack-leg drills in the narrow sections and with 1-boom, electric hydraulic jumbos in the wider zones.  Mucking is by 2.0, 3.5 and 4.0 - yard LHDs and broken ore is trucked to the Cata shaft by 10 and 18 tonne trucks.  Ground support in the stopes is installed using stoppers or jack-legs and / or scissor lift trucks.

The rock stability is assessed each year by Roland Tosney, Consulting Geotechnical Engineer.

Guanajuatito Zones

Guanajuatito has been producing ore since 2006.  Production for 2013 totalled 11% of that processed with an average grade of 170 g/t Ag and 0.80 g/t Au.  Production was dominantly from the 1980 MASL, elevation (120 level) with hanging-wall ramp completed to the 1855 MASL elevation (245 level) in 2012, and plans to continue the ramp to depth.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

The Guanajuatito ore zones are being mined by mechanized cut and fill method. An access ramp is located in the hanging-wall from which cross-cuts are driven to access the ore at the various lift elevations.  The ramp is approximately 3.5 metres by 3.5 metres and is supported by grouted rebar, as required.  There is one main ore zone which is typically 1.5 to 4.0 metres wide and up to 100 metres long on strike.

The sequence of mining commences with the lateral development of the ore zones on sub-levels which are spaced 40 metres apart.  Mining then progresses upwards from one sub-level to the next in 1.5 metre lifts using uppers, to mine the ore.  As broken ore is removed, waste-rock fill is placed in the void.  Currently, ramp access is being established to the 245 metre level while stoping is well established between the 200 and 120 metre levels.

Drilling is carried out with hand-held jack-leg drills in the narrow sections.  Mucking is by 2.0, 3.5 and 4.0 - yard LHDs and broken ore is hauled from the mine by 10 tonne highway trucks to the processing plant.  Ground support in the stopes, grouted rebar, is installed using stopers or jack-legs.

The rock stability is assessed each year by Roland Tosney, Consulting Geotechnical Engineer.

Other Zones

As at the date of the Guanajuato Technical Report, no development or mining had commenced on the following zones: San Cayetano, Valenciana, and Promontorio.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Production

Mine production at the Guanajuato Mine Complex for 2013 and 2012 was as follows:

	2013					2012
	FY	Q4	Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1
Tonnes milled	221,545	55,547	60,536	52,917	52,545	174,022	50,550	43,714	40,964	38,794

Production
Silver (ounces)	1,079,979	330,949	289,671	236,454	222,906	1,004,331	298,750	239,992	226,284	239,305
Gold (ounces)	15,062	3,750	4,531	3,841	2,942	10,350	2,656	2,866	2,213	2,615

Silver equivalent ounces1	1,983,819	555,933	561,544	466,925	399,417	1,625,305	458,092	411,958	359,063	396,192

Silver payable ounces	1,026,095	352,238	212,317	259,770	201,770	968,710	316,275	185,045	257,521	209,869

Average ore grade
Silver (g/t)	169	202	166	159	148	199	206	188	189	213
Gold (g/t)	2.31	2.26	2.54	2.47	1.93	2.02	1.80	2.22	1.82	2.30

Metal recoveries
Silver	89.6%	91.7%	89.4%	87.2%	89.2%	90.2%	89.2%	90.9%	91.1%	90.1%
Gold	91.7%	92.9%	91.8%	91.5%	90.3%	91.5%	90.9%	91.9%	92.3%	91.2%

Concentrate grades
Silver (g/t)	10,158	11,216	9,028	10,257	10,284	10,284	9,912	10,845	10,641	9,917
Gold (g/t)	142	127	141	167	136	106	88	130	104	108

The principal commodities at the Guanajuato Mine Complex are iron sulfide concentrates containing gold and silver. These products are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured.  There are smelters in Mexico and around the world, as well as traders, which can accept these concentrates.  The Company has several contracts to sell concentrate to smelters and traders.

The Company plans to increase production at the Guanajuato Mine Complex from the 1,983,849 silver equivalent ounces produced during 2013, to between 2,250,000 – 2,300,000 silver equivalent ounces in 2014.  The production figures for 2014 include planned production from San Ignacio.

The Company has established a LOM estimate for the Guanajuato Mine Complex of three years as at December 31, 2013 for the purposes of depleting the mineral property.  The Company re-evaluates its LOM estimate on an annual basis.

1 Silver equivalent ounces in 2013 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

The Company has an environmental department and carries out regular monitoring and reclamation work on the site, as well as coordinating permit application matters for activities such as exploration work in new areas.  While the government of Mexico does not require funds to be set aside for closure, such as in a bond, the Company carries a provision for reclamation and remediation at Guanajuato of $1.3 million as at December 31, 2013.  The provision is based on a report produced for the Company by an independent third party, discounted to present value.  These obligations commence at the end of Guanajuato’s estimated mine life.  Currently reclamation and remediation is expected to commence in 2017, and will continue for a further 10 years.

At December 31, 2013, the Company has commitments of $10.7 million for the environmental program to comply with SEMARNAT’s requirements.  Of this, $0.6 million relates to commitments for work to be performed at San Ignacio.

Exploration and Development

Exploration drilling, under the control of the mine and exploration staff, is continuing at Cata Clavo, Santa Margarita, Rayas Deeps, and Guanajuatito.  The programs are configured to explore down-dip extensions of the mineralized zones at 25 to 50 metre spacing.  A total of 26,237 metres (217 holes) of underground drilling was completed at Guanajuato in 2013.

During the fourth quarter of 2013, several overhead cranes were installed at the plant to facilitate maintenance work.  In addition, a computerized system was installed at the plant and thickener tank to protect the equipment from damage and improve efficiencies

The Company is planning approximately 11,000 metres of exploration drilling at the Guanajuato Mine Complex in 2014 to further define resources, look for vein extensions, and test new targets.

Topia Mine

The information on the Topia Mine in this section of the AIF is based on the technical report entitled “Technical Report on the Topia Mine, State of Durango, Mexico” prepared by David W. Rennie, P. Eng., and Tudorel Ciuculescu, M.Sc., P. Geo., of RPA Inc. (“RPA”) and dated February 27, 2013 (in this section, the “Topia Technical Report”).  Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein.  Reference should be made to the full text of the Technical Report which is available for review on SEDAR located at www.sedar.com.

Additional information since the date of the Technical Report has been prepared by Great Panther under the supervision of Robert Brown, Vice President, Exploration, who is a Qualified Person for the purposes of NI 43-101.

Property Description and Location

The Topia Mine is situated in and surrounding the town of Topia, Durango State, Mexico, approximately 235 kilometres northwest of Durango and 100 kilometres northeast of Culiacán.  The property encompasses 53 contiguous concessions that total approximately 6,258 hectares.  The Topia mill and office complex is located at approximately 25° 12' 54" N latitude and 106° 34' 20" W longitude.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Great Panther holds a 100% interest in the Topia Mine through its wholly owned Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V. (“MMR”).

Environmental protection regulations in Mexico are described as similar to those in North America.  Permits are required for new mine operations, specifically, in order to operate a concentration plant as well as for the hydraulic discharge of tailings and changes to grandfathered projects.  There are four government departments that deal with and regulate such affairs.

All permits are in place for the Topia Mine operation.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

Topia is situated in the Sierra Madre Mountains in the State of Durango, Mexico.  Ground access is via 350 kilometres of paved and gravel road from the city of Durango.  Travel is north from Durango via Highway 23 to Santiago Papasquiaro, and west to Topia.  Total travel time is reported to be eight hours.  Small aircraft flights from Culiacán and Durango service the town of Topia on a daily basis.

The climate is generally dry for most of the year, with a wet season from June to September, during which time 200 millimetres to 500 millimetres of rain may fall.  The annual mean temperature is 16.8°C, but winters can be cool with frosts and light snow, particularly at higher elevations.  Exploration and mining work can be conducted year-round.

Topia is a relatively small town of approximately 3,500 people, however, many have worked in the mines and there is a good local source of labour.  The town is serviced by road, air service, power grid, and telephone.  There are restaurants, hotels, and medical services but no bank or ATMs.  Great Panther maintains a satellite telecommunication system for telephone and the Internet.  Water is available from numerous springs, streams, and adits.

The surface and underground infrastructure at the Topia Mine includes the following:

•	Extensive underground workings;

•	Multiple adits from surface as well as raises, drifts, cross-cuts, sub-levels, and ramps;

•	Mine ventilation, dewatering, and compressed air facilities;

•	Conventional and mechanized underground mining equipment;

•	Mine, geology, processing, and administrative offices;

•	A nominal 275 tpd flotation concentrator with surface bins, crushing facilities, grinding mills, flotation cells, and concentrate dewatering circuit;

•	A tailings storage facility; and

•	Connection to the national grid for the supply of electric power.

The Topia area lies within the Sierra Madre Occidental, in a remote region of rugged terrain.  Hillsides are quite steep with elevations ranging from 600 MASL up to over 2,000 MASL.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Vegetation consists of thickly intergrown bush, comprising mesquite, prickly pear, napal, and agave, giving way to pine and oak forest at higher elevations.

Land use in the area is predominantly mining, forestry, and agriculture.

History

Mining in the region predates European colonization, and was first reported in the Topia area in 1538.  The first mineral concessions were granted at Topia in the early 1600s.

Production from Topia during the period spanning the latter portion of the 19th century until the Mexican Revolution in 1910 was reportedly between $10 million and $20 million (Loucks, 1988; quoted by Orequest, 2003).  This is estimated to have been the equivalent of between 15 million and 30 million ounces of silver and 25,000 to 50,000 ounces of gold.

Peñoles acquired the mines in the district in 1944 and completed the construction of a flotation plant in 1951.  Peñoles operated at Topia from 1951 to 1990 when the operations were shut down due to low metal prices and labour difficulties.  Mario Macias, the Mine Manager for Peñoles at the time, acquired the Topia property and formed Compania Minera de Canelas y Topia to carry on operations.  Production for the period 1952 to 1999 totalled 15.4 million ounces of silver and 18,500 ounces of gold.

The Topia Mine was put back into production after a six year hiatus between 1999 and 2005.  Up until mid-March 2005, the mill was operating at roughly 25% capacity (50 tpd), processing ore grading 710 g/t Ag, 5.5% Pb, and 6.0% Zn from three levels of the 1522 area of the mine.  During the second half of 2005, Great Panther refurbished and recommissioned the mill and has gradually increased the throughput at the plant to the current 275 tpd capacity.

During 2005 and up to present, many of the property mines have been rehabilitated to re-access the Argentina, La Dura, El Rosario, San Gregorio, San Miguel, San Jorge, Veta Madre, Cantarranas, Animas, Oliva, and Recompensa veins and resample parts of the veins as part of a due diligence on sampling carried out by Peñoles.  This resampling, combined with the sampling carried out by Peñoles, forms a partial basis for the current Mineral Resource estimate.

Since 2006, underground exploration and production channel samples have been collected by Great Panther from all stopes and development drifts.  This work included much new development along the Argentina, San Gregorio, El Rosario, Cantarranas, La Dura/Don Benito, and Recompensa veins.

Exploration diamond drilling has been carried out on a number of vein systems.

Geological Setting and Mineralization

The Topia district lies within the Sierra Madre Occidental (SMO), a north-northwest-trending belt of Eocene to Miocene age flows and tuffs of basaltic to rhyolitic composition with related intrusive bodies.  The property is underlain by a kilometre-thick package of Cretaceous and Tertiary andesite lavas and pyroclastic rocks which are, in turn, overlain by younger rhyolitic flows and pyroclastics.  The volcanic sequence is transected by numerous faults, some of which host the mineralized veins in the district.  There are two sets of faults: one striking 320° to 340° and dipping northeast and the other striking 50° to 70° and dipping steeply southeast to vertically.  The northeast-trending faults are the principal host structures for precious and base metal mineralization.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

The mineral deposits at Topia are adularia-sericite-type, silver-rich, polymetallic epithermal veins.  Silver-gold-lead-zinc mineralization is found in fissure-filling veins along sub-parallel faults.  Mineralization within the veins consists mainly of massive galena, sphalerite, and tetrahedrite in a gangue of quartz, barite, and calcite.  The vein constituents often include adularia and sericite, and the wider fault zones contain significant proportions of clay as both gouge and alteration products.

Ore minerals occur as cavity-filling masses, comprising millimetre-scaled crystals of galena and sphalerite.  No definitive metal zoning has been discerned, but the lower parts of the mines are reported to contain higher gold content than at higher elevations.

The veins range in thickness from a few centimetres to three metres.  They are very continuous along strike, with the main veins extending more than four kilometres.  The Madre vein has been mined for 3.5 kilometres and the Cantarranas vein for 2.4 kilometres.  Many of the other veins have been mined intermittently over similar strike lengths.  Vertically, the veins grade downward to barren coarse-grained quartz-rich filling and upwards to barren cherty quartz-calcite-barite vein filling.  The main host rock is andesite of the Lower Volcanic Series, which is usually competent, making for generally good ground conditions within the mine.  In wider sections, with greater clay content and/or zones of structural complexity, ground conditions are less favourable.

Exploration

Exploration work carried out at the Topia Mine by Great Panther has comprised diamond drilling, chip sampling, mapping, and underground development.  Prior to exercising its option in 2005, Great Panther conducted a surface diamond drill program consisting of 7,437 metres in 30 NQ-size (4.76 cm) holes.  The program was carried out on five localities: Las Trancas (on the Cantarranas vein), Don Benito, Hormiguera, Argentina, and El Rosario.

Great Panther carried out refurbishment and sampling of underground drifts through 2005 and 2006.  A total of 779 samples were taken from the Dos Amigos, La Dura, El Rosario, Cantarranas, and Madre veins.  The sampling was successful in confirming earlier sampling work carried out by Peñoles prior to Great Panther acquiring the property.

In 2007, surface and underground drilling was conducted at Madre, Argentina, La Dura/Don Benito, Animas, Cantarranas, Oliva, and Recompensa.  Total drilling was 8,293.6 metres of NQ core in 40 holes.  Underground drift development was carried out on Argentina, La Dura/Don Benito, Animas, Cantarranas, Oliva, Recompensa, and San Gregorio.

Drilling and underground development continued throughout 2008, with the completion of 80 metres of drifting at San Gregorio and 55 metres at El Rosario.  Great Panther also conducted development along the Argentina vein, ramping down from the 1 level to the 2 level, and driving along the vein for approximately 200 metres westward to the Victoria fault (western limit of mineralization).  Drilling in 2008 totalled 3,586.9 metres of NQ and A-size (3.53 cm diameter) core in 35 holes.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Drift, sub-level, and raise development was carried out at San Gregorio, El Rosario, and Don Benito in 2009.  Diamond drilling was conducted from surface and underground at Don Benito, Hormiguera, San Gregorio, and Recompensa.  Forty-eight NQ and A core diamond holes totalling 3,825.9 metres were drilled.

In 2010, Great Panther carried out surface diamond drilling on Recompensa, Oliva, Cantarranas, La Prieta, Argentina, San Gregorio, and El Rosario.  A total of 9,460 metres of drilling was completed during 2010.

In 2011, ten surface drill holes were completed for a total of 1,759 metres, and 59 underground drill holes were completed for a total of 2,767 metres.

In 2012, surface drilling, along with underground development on the 1510 level at Durangueno, provided definition of the San Gregorio, Oxidada, San Pablo, and Higuera veins.  Surface drilling was also conducted along the south-west extension of the El Rosario vein, as well as the Argentina, Santa Cruz (hanging wall vein to Argentina), San Gregorio, Oxidada, Oxi, Higuera, El Rosario, Animas, and Australia veins.  During the fourth quarter of 2012 there were four surface holes drilled totaling 211 metres (5,499 metres in 40 holes in 2012).  There also were 18 underground drill holes completed for a total of 657 metres in the fourth quarter (2,565 metres in 66 holes in 2012).  Drilling during the remainder of the year was conducted on the Madre, Argentina, Recompensa, Don Benito, and La Oliva veins.

Drilling

Great Panther has been diamond drilling at the Topia Mine since 2004.  Drill programs were planned and supervised by personnel employed by the Company, its subsidiaries, and/or contractors.  The surface drilling programs conducted from 2004 to 2009 were carried out under contract by BDW Drilling of Guadalajara, Mexico.  The 2010 surface drilling was carried out by HD Drilling of San Luis de Potosi, Mexico.  Underground drill programs were carried out by Topia Mine drillers.  Core logging and collar surveys were carried out by Great Panther personnel, as well.  All surface holes are NQ-size, although some surface holes were collared as HQ (6.35 centimetres diameter) and reduced to NQ.  Underground drill holes are A core size.

Drill hole locations and collar orientations were established by the project geologists and surveyors.  Downhole surveys were initially conducted using a Tropari instrument, but more recently a Flexit has been used.  The present standard is for downhole surveys to be taken every 50 metres.  For some of the earlier holes (2004), the spacing between surveys was significantly broader, and in some cases, only the collar and toe of the holes were surveyed.

Logs, sample intervals, and surveys were entered into a DataShed database using a LogChief logger.  The database is managed and validated by Great Panther mine staff, with the assistance of exploration personnel based in Vancouver.

Not all of the drilling data collected by Great Panther to date was from the veins included in the Mineral Resource estimate.  The database provided to RPA contained records for 397 holes, totalling 46,267.5 metres.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Sampling and Analysis and Security of Samples

Sampling comprises both diamond drill and channel samples.  Drill holes provide a reliable indication of the vein locations, but drifting and raising on vein is required to fully evaluate the quantity and grade of the Mineral Resources.

The channel sampling was done either across the back or at waist height across the drift face using a hammer and moil.  The protocol for sample lengths was that they were to be no longer than two metres, however, RPA noted that there were several samples in the database that were longer than that limit.  It was also noted that there were a number of samples with recorded widths down to a centimetre.  Sample spacing was in the order of 1.5 metres to 2.5 metres in the more densely sampled areas.  The veins tend to be very steeply dipping to vertical, and so these samples are reasonably close to representing the true width of the structure.

The channel samples were processed and assayed at the Topia mine laboratory.  Samples were dried, crushed in two stages, riffle split, and pulverized.  A sample was taken from the pulp and weighed, while the rest was kept in storage.  Samples were analyzed for gold and silver by fire assay (FA) and gravimetric finish, or for base metals by atomic absorption (AA).

Diamond drill core samples were marked by geologists on the core.  Samples did not cross lithological limits and their lengths were constrained to within a minimum of 10 cm and a maximum of two metres.  Mineralized structures and the material adjacent to them were always sampled.  For sets of veins with less than five metres separation, the material between veins was sampled entirely.  Samples were taken using a diamond saw to split the core.  The samples were prepared at the Topia mine laboratory.

The sawn split core samples were dried, crushed in two stages, riffle split, and puck pulverized. QA/QC samples were inserted in the sample stream, consisting of one blank sample of unmineralized rhyolite, one pulp duplicate, and two certified standard material (CRM) samples of different grades.  The rhyolite blanks were prepared following a vein sample.  The samples were then shipped to the Great Panther laboratory at Guanajuato for analysis.  Samples were analyzed for gold and silver by FA with AA finish, with higher grade silver samples rerun using gravimetric finish.  Base metals were assayed using AA.

Specific gravity data was collected by analyzing dried core samples with a minimum weight of 500 grams selected by a geologist.  A set of three samples were measured: one from the vein, one from hangingwall, and one from footwall.  Great Panther personnel took density measurements of the core specimens using a water immersion method.  The density was derived from the ratio of the weight of the sample in air and the difference between the weights in air and submerged in water.  Measurements were repeated for samples with calculated values outside expected ranges.

The total database encompasses three components: diamond drilling, production channel sampling, and the historical development channel sampling completed by the former owner (Peñoles).  All three datasets were used in the modelling of the Argentina, Santa Cruz, Argentina FW (footwall), Don Benito (La Dura), San Gregorio, El Rosario, Cantarranas (Hormiguera area), Recompensa, and La Prieta veins.

In RPA’s opinion, the sampling at Topia is being conducted in an appropriate fashion using techniques that are commonly used in the industry.  The samples are properly located and oriented and are representative of the mineralization.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Samples are collected and handled by Topia personnel and kept in reasonably secure premises on the mine property.

The core logging and sampling is carried out within a fenced compound at the mill site.  Access to the core is restricted to Great Panther employees or contractors.  RPA inspected the core shack and sampling facility and considers it to be adequately equipped and reasonably secure.  Core recovery in those sections reviewed by RPA appeared to be good, and the sampling looked to have been done correctly.

Mineral Resource Estimates

Only Mineral Resources have been determined for the Topia Mine and no estimate of Mineral Reserves on the property has been completed.  The Company’s latest mineral resource estimate for Topia was released in January 2013 (refer to the corresponding technical report entitled “Technical Report on the Topia Mine, State of Durango, Mexico” dated February 27, 2013 filed on SEDAR on February 26, 2013).  The effective date of the estimates is June 30, 2012.

Topia Mine: Mineral Resource Estimate
Class	Tonnage	Grade
		Ag	Au	Pb	Zn
		(g/t)	(g/t)	(%)	(%)
Measured	60,400	801	1.65	6.73	5.20
Indicated	95,400	809	1.35	6.33	3.70
Total Measured and Indicated and Average Grades	156,000	806	1.47	6.48	4.29
Inferred	273,000	837	0.8	5.7	3.9
Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at an NSR cut-off of US$170/t.
3.	Mineral Resources are estimated using metal prices of US$1,680/oz Au, US$28.00/oz Ag, US$0.85/lb Pb, and US$0.85/lb Zn.
4.	A minimum mining width of 0.30 metres was used.
5.	Numbers may not add due to rounding.

The estimate was prepared using a combination of polygons and 2D block models.  Accumulated metal values (grade x thickness) and vein width were estimated into the blocks using Inverse Distance Cubed (ID3) weighting.  Block grades for Au, Ag, Pb, and Zn were calculated by dividing the estimated width into the interpolated accumulated metal value.  The Mineral Resources reside within 27 individual zones located throughout the Topia area.

Mining Operations

For the narrower veins at Topia, mining is by conventional cut and fill stoping with resuing to selectively mine the ore and leave the waste for backfill.  Drilling is done with jackleg drills and ore is typically hand mucked in the stope and dropped down timber crib muck passes which are carried upwards as the stoping advances.  Ore is hand sorted at the face to leave as much of the waste material as possible in the stope as backfill.  From the muck passes the ore is pulled via manual chutes, loaded into small rail cars and hand trammed to a dump at the portal.  At the surface ore dump, the ore may again be hand sorted to upgrade the ore before being transported to the processing plant.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

In wider areas of the veins, mining is by mechanized cut and fill mining with small 2.0 yd³ LHDs for development and 1.0 yd³ and 0.7 yd³ LHDs for mucking in the stopes.  Development access is via decline.  Lifts in the mechanized cut and fill stope are taken with horizontal holes (breasting).  Ore is hauled from the stope by LHD and then loaded into a truck for haulage to the mill.

The mill employs conventional crushing, grinding, and flotation to produce lead and zinc sulphide concentrates.  The operation runs seven days a week, 24 hours per day, with Sunday day-shift reserved for maintenance.

The Company has established a LOM estimate for the Topia Mine of eight years as at December 31, 2013 for the purposes of depleting the mineral property.  The Company re-evaluates its LOM estimate on an annual basis.  At the end of its life, the Company will commence reclamation and remediation at Topia.  These obligations are expected to continue for a further 10 years.  The Company carries a provision for remediation and reclamation of $1.1 million.  The provision is based on a report produced for the Company by an independent third party, discounted to present value.

Production

Mine production at the Topia Mine for 2013 and 2012 was as follows:

	2013					2012
	FY	Q4	Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1
Tonnes milled	62,063	14,054	16,362	14,652	16,995	56,098	17,109	14,593	11,992	12,404

Production
Silver (ounces)	631,235	153,988	170,254	160,276	146,718	555,710	155,185	131,865	148,439	120,221
Gold (ounces)	651	131	164	154	202	574	171	149	140	114
Lead (tonnes)	1,115	286	300	243	286	962	289	226	245	202
Zinc (tonnes)	1,673	402	411	411	449	1,478	446	369	351	312

Silver equivalent ounces1	857,025	207,948	227,706	213,287	208,084	753,298	214,598	180,627	196,658	161,415

Silver payable ounces	599,039	156,563	157,355	147,017	138,104	503,559	129,802	129,101	137,884	106,772

Average ore grade
Silver (g/t)	351	376	358	376	300	345	319	316	424	326
Gold (g/t)	0.57	0.49	0.55	0.57	0.65	0.55	0.57	0.55	0.56	0.45
Lead (%)	1.93	2.17	1.96	1.79	1.81	1.86	1.86	1.69	2.18	1.71
Zinc (%)	2.94	3.07	2.73	3.05	2.94	2.91	2.87	2.78	3.21	2.73

Metal recoveries
Silver	90.2%	90.6%	90.4%	90.6%	89.4%	89.4%	88.4%	89.0%	90.7%	90.5%
Gold	57.0%	58.6%	56.4%	57.0%	56.6%	57.9%	54.1%	57.8%	64.3%	64.0%
Lead	93.3%	93.8%	93.5%	92.5%	93.2%	92.3%	91.0%	91.4%	93.6%	94.1%
Zinc	91.6%	93.2%	91.8%	91.9%	89.7%	90.6%	90.7%	90.9%	91.2%	92.1%

Concentrate grades
Lead
Silver (g/t)	8,595	8,031	9,337	8,936	7,431	8,409	7,493	8,997	8,708	8,757
Gold (g/t)	7.72	5.98	7.61	8.93	9.15	7.48	7.19	8.60	7.35	6.88
Lead (%)	51.28	50.20	55.08	52.24	49.64	49.86	48.69	52.82	48.79	49.80
Zinc (%)	10.34	11.60	8.97	9.64	10.21	10.48	11.48	10.33	10.49	9.16
Zinc
Silver (g/t)	529	519	516	517	582	715	779	692	735	636
Gold (g/t)	1.39	1.16	1.56	1.45	1.58	1.62	1.65	1.74	1.38	1.68
Lead (%)	1.21	1.21	1.32	0.89	1.54	1.72	1.77	1.75	1.67	1.68
Zinc (%)	51.39	52.11	52.39	50.45	50.05	51.31	50.66	50.02	51.71	53.45

1 Silver equivalent ounces in 2013 were established using prices US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

The Company plans to keep production at Topia at approximately the same level as in 2013.  During 2013, 857,025 silver equivalent ounces were produced at Topia; production for 2014 is expected to be between 850,000 – 900,000 silver equivalent ounces.

Exploration and Development

The metallurgical laboratory was reconditioned and upgraded equipment was installed.  The processing plant was upgraded by the installation of a new cone crusher.  This will increase crushing capacity at the plant, reduce the ore feed size to the mill, and reduce maintenance costs.  Various overhead cranes have been installed at the processing plant to facilitate maintenance activities and increase efficiencies.  A geotechnical study, including geological, geophysical and soil mechanics surveys, of the tailings dam was undertaken with the aim of providing guidance for an increase in the tailings pond capacity.  The results of the study are being reviewed.

In 2013, underground drilling totalled 406 metres along the Argentina, Recompensa, and La Prieta veins.  Deep drilling of the Argentina vein is being deferred until 2014/5.

Underground development at Topia consisted of 4,053 metres, focusing on deepening main ramps at the Argentina and La Prieta mines to access new mineralized levels indicated by exploration drilling results, and production and grade control at the 1522, San Gregorio, La Prieta, Argentina and Durangueño mines.

Development was carried out to prepare sublevels, raises and stopes for production.  Development reached level 4 as planned at the Argentina main ramp, whereas development of the La Prieta ramp was temporarily suspended giving priority to preparatory work for production.  Exploration of the Durangueño area will now be partially completed from the underground drilling stations.

The number of operating mines has been reduced to eleven, but production will be increased at the remaining mines in order to maintain overall production levels.  The Company is planning approximately 2,000 metres of exploration drilling at Topia in 2014 to further define resources, look for vein extensions, and test new targets.

DEVELOPMENT PROPERTY

The Company’s San Ignacio Project is considered to be a material property of the Company.

San Ignacio Project

The information on the San Ignacio Project in this section of the AIF is based on the technical report entitled “Technical Report on the San Ignacio Project Mineral Resource Guanajuato State, Mexico” prepared by Michael F. Waldegger, P.Geo. of MFW Geoscience Inc. (“MFW”), a “Qualified Person” under NI 43-101 and independent of the Company, and dated June 25, 2012 (effective date: March 31, 2012) (in this section, the “San Ignacio Technical Report”).  Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein.  Reference should be made to the full text of the Technical Report which is available for review under the Company’s profile on SEDAR located at www.sedar.com.

Additional information since the date of the Technical Report has been prepared by Great Panther under the supervision of Robert Brown, Vice President, Exploration, who is a Qualified Person for the purposes of NI 43-101.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Property Description and Location

The San Ignacio Project consists of a block of seven contiguous mineral claims totalling 324.7 ha.  The property is centered at 21˚02’ north, 101˚19' west (latitude/longitude WGS 84), and is located 22 kilometres by road northwest of Great Panther’s wholly-owned Cata Mine.

Great Panther owns 100% interest in the claims through its wholly-owned Mexican subsidiary, Minera Mexicana El Rosario SA de CV (MMR).  Surface rights owned by the Company are limited to a small block of ground around the San Ignacio shaft.  Surface access is negotiated with various individual owners.

The Company has completed a drill program carried out under the Phase V permit applied for and granted by SEMARNAT.

Subsequent to the San Ignacio Technical Report, on August 21, 2012, the Company announced it had signed a definitive agreement for the purchase of a 100% interest in certain surface rights on the property.  A total of 19.4 hectares has been purchased, thereby allowing sufficient space for access to and construction of a portal for the development of a ramp, for waste dumps, and for auxiliary infrastructure.  With the acquisition of the surface rights, the Company has proceeded with the application for permits required for the underground development.  Permitting was completed in the fourth quarter of 2013, and construction of a new portal and ramp began immediately afterwards.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The property area is characterized by rolling hills with small-incised drainages, which generally provide windows through thin soil cover to good bedrock exposures.

Two small villages (San Pedro and Mexiamora) are located within the property, as are several other isolated homes and small farms.  Some of the property is underlain by cultivated land on which local farmers grow corn.

Access to the property is via a 35-minute drive from the outskirts of the city of Guanajuato, mostly by gravel road through the towns of Santa Ana and Cristo Del Rey.

The property is located 22 kilometres by road northwest of the city of Guanajuato, in Guanajuato State, Mexico, and approximately 400 kilometres northwest of Mexico City.  The city of Guanajuato has a population of over 150,000 inhabitants and is serviced by the international airport at Leon.

Exploration and mining work can be conducted year-round uninterrupted by weather.  The area has a dry climate with an annual precipitation of about 600 millimetres, generally falling between June and October.  The annual mean temperature is 25°C; however, winters can be cool, with lows approaching 0°C.

Grid power is available to the property, and some buildings and storage sheds exist on site at the old San Ignacio shaft.  Most of the supplies and labour required for the exploration programs were sourced from the cities of Guanajuato or Leon.  The area has a long history of mining, and there is an ample supply of skilled personnel and the surface facilities sufficient for a mining operation.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

History

The San Ignacio Project was part of the Guanajuato purchase by Great Panther in 2005 but due to the Company’s focus on the main Guanajuato Mine Complex, it did not commence any work at San Ignacio until 2010.

Exploration in the Guanajuato mining district dates back to 1548, when silver mineralization was first discovered in La Luz area by Spanish miners on their way to find their fortune on the newly discovered bonanza veins in the Mexican state of Zacatecas.  Historical documentation has indicated that mining activity on the La Luz vein system has passed through numerous of boom and bust cycles.  No mining records remain of work undertaken in the area from 1548 until 1793.  Research by Great Panther geologists has turned up a number of maps post-dating 1793, depicting the development and mining from a number of shafts and adits.

The Sociedad Cooperativa Minera Metalurgica Santa Fe de Guanajuato (the “Cooperative”), which began its existence in 1939, amassed what is now the San Ignacio property.

The Cooperative operated several mines in the Guanajuato Mining district throughout the latter half of the 20th and into the 21st Century, including the Guanajuato mine complex at Guanajuato State, Mexico.

On the San Ignacio Property there are 12 known historical workings including major shafts at San Ignacio, Purísima, Pili, and San Jose de Garcia.  No production figures for these workings are available except for those relating to the mining by the Cooperative from the San Ignacio shaft.  Cooperative records from 1977 to 2001 indicate that a total of 617,455 tonnes at a grade of 113 g/t Ag and 1.01 g/t Au were extracted from the San Ignacio shaft along a parallel structure to those in the San Ignacio Technical Report, at an average rate of 85 tpd.  As there was no processing facility at San Ignacio, ore was trucked back to the Cata plant in the main Guanajuato Mine Complex, approximately 20 kilometres by road.

The Cooperative initiated diamond drilling on the San Ignacio property in 1979 with drilling from underground workings at the San Ignacio shaft.  Holes from surface were drilled sporadically during the period from 1982 until 1990 and focused on a vein system parallel and to the east of the mineral resource in the San Ignacio Technical Report.

Great Panther acquired the Guanajuato Mine Complex from the Cooperative in 2005. The operation included two main properties, a plant, workshops, and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate) and leases outside the Guanajuato Mine Complex, including the leases that define the San Ignacio property.

Great Panther has been recovering material from low-grade surface stockpiles on the San Ignacio property and is successfully processing it in the Cata plant.

Geological Setting and Mineralization

The San Ignacio Project lies within La Luz mining camp of the Guanajuato Mining District, which is located in the southern part of the Mesa Central physiographic province.  The Mesa Central is an elevated plateau of Cenozoic volcanics and volcaniclastics located in central Mexico.  It is bounded to the north and east by the Sierra Madre Oriental, to the west by the Sierra Madre Occidental, and to the south by the Trans-Mexican Volcanic Belt.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Rocks within the Mesa Central consist of a Paleocene to Pliocene sequence of dacite-rhyolite, andesite, and basalt, with related intrusive bodies and intercalated local basin fill deposits of coarse sandstones and conglomerates.  This Cenozoic volcanic-sedimentary sequence overlies a package of deformed and weakly metamorphosed Mesozoic submarine mafic volcanics and turbidites.

Within the Mesa Central, the project is located in the Sierra de Guanajuato, a northwest-trending anticlinal structure approximately 100 kilometres long and 20 kilometres wide.  The strata within the belt are transected by northwest, north, east-to-west, and northeast-trending regional scale faults.  It is predominantly the northwest-trending structures, however, which control the position of mineralization.  Normal fault movement along northeast-trending faults resulted in the downward displacement of certain blocks and the preservation of strata that was eroded in other areas.  The northeast faults are therefore important locators of mineral camps within the belt.

Cretaceous volcanic rocks of La Luz Basalt underlie the San Ignacio property.  These rocks are part of a volcanic-sedimentary complex that has various tectonic interpretations, but in general preserves a tectonic history probably related to northeastward tectonic thrust emplacement.  By contrast, much of the area to the south (e.g., in and around Guanajuato city) is underlain by a series of Tertiary volcanic rocks that lie unconformably on La Luz Basalt.  The lower Guanajuato Conglomerate is widespread and is of mid-Eocene to early Oligocene.  Later, volcanic rocks were deposited unconformably on the Guanajuato conglomerate in a caldera setting at the intersection of regional northeast and northwest mid-Oligocene extensional fracture systems.

Three main northwest-trending precious metal-bearing vein systems occur in the district: the Sierra, Veta Madre, and La Luz systems.

The San Ignacio property is underlain by a monotonous package of basalt (Kbas) and andesite (Kanlf) volcanic rocks belonging to the lower Cretaceous La Luz andesite (Randall R. et al., 1994; Stewart, 2006).  The basalt generally has subtle to well-developed pillow structures that are locally flattened.  In a few localities, inter-pillow hyaloclastite is present and is characterized by a fine breccia composed of devitrified glass shards in a fine groundmass.  Primary layering and tops-up indicators are generally difficult to determine from the small outcrops typical of the property, but according to Stewart (2006), the San Ignacio property stratigraphy is not overturned.

Andesite is generally massive to locally feldspar-phyric to laminated (very rarely), and was probably formed by accumulation of a series of extrusive flows and ash falls.

Locally, these volcanic rocks have interbeds composed of sandstone, siltstone, or fine, pale ash layers (generally sericite-quartz).  A more coarse-grained felsic (possibly dacite) unit is exposed northwest of the San Jose Mine in the southern part of the property.  Where observed, bedding is generally shallowly dipping.

The mapped distribution of basalt and andesite units is consistent with a lower unit of pillowed basalt, overlain and broadly in-folded with andesite. Although Stewart (2006) mapped mostly Kbas across the San Ignacio property, he also reported that the stratigraphy east of Guanajuato generally consists of a lower pillowed basalt unit overlain by varied andesite volcanic rocks, so it is likely that similar stratigraphy is present at San Ignacio.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

The mapped distribution of basalt and andesite units is consistent with open, shallowly plunging, property-scale folding.

Two types of dykes are present on the property, and both are quite rare.  In the northern part of the property, a few fine-grained mafic dykes are exposed and preserve foliation and fractures similar to the host volcanic rocks, so these dykes are probably quite early.  Fine-grained felsic dykes occur locally near the Veta Nombre de Dios structure, and are generally moderately silicified with minor fine-grained pyrite.

The most important phase of mineralization in the Guanajuato district consists of epithermal silver-gold veins contained within northwest-trending, Cenozoic-age faults.  La Luz structure consists of numerous mineralized fractures in a northwesterly-trending orientation, which extends for a known strike of approximately 8 kilometres long.  Historically productive veins on the property include the Veta Nombre de Dios, Veta Melladito, and Veta Plateros. Other veins identified in Great Panther’s drilling are the Veta Intermediate, and Veta Nombre de Dios 2.  Within the veins, mineralization is contained within tabular veins, vein stockworks, and breccias.  The four veins with structural continuity inferred from surface mapping and diamond drilling from surface have been defined up to 650 metres along strike and 350 metres down dip.  Two of the veins are very steeply dipping and two are shallowly dipping and are likely off-shoots of the other veins.  The veins are accompanied by hydrothermal alteration, consisting of argillic, phyllic, silicic, and propylitic facies.

The primary economic components are silver and gold, with silver the more important of the two.  Base metals do not occur in significant concentrations, and the mineralized material is lead-poor.  Economic mineralization consists of fine-grained disseminations of acanthite and pyrargerite, with accessory pyrite, and relatively minor sphalerite, and chalcopyrite.  Mineral textures in this zone are typically fracture filling, drusy, and colloform masses.

Average silver grades of the four veins range from 55 g/t Ag to 150 g/t Ag; average gold grades from 1.2 g/t Au to 2.5 g/t Au.

The mineral deposit type being investigated on the San Ignacio property is classic fissure-hosted, low-sulphidation epithermal gold-silver-bearing veins and stockworks.  Epithermal systems form near surface, usually in association with hot springs, and to depths of around a few hundred metres below the paleosurface.  Hydrothermal processes are driven by remnant heat from volcanic activity, which in the case of the Guanajuato mining district, occurred in the middle to late Tertiary.  Fluids rising up through fissures reach an elevation at which the hydrostatic pressure is low enough to allow boiling to occur.  This emplacement model explains why there can be a limit to the vertical extent of the mineralization, as the boiling and deposition of minerals is confined to a relatively narrow band of thermal and hydrostatic conditions.

Epithermal type precious metal deposits in the La Luz vein system and specifically on the San Ignacio property are strongly vertically controlled and pinch to centimetre scale at surface, associated with weak shear zones, minor argillic alteration, and weakly anomalous precious metal values.  The mineralized vertical interval typically is 100 metres to 150 metres; however, it can range from 50 metres to 250 metres.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Exploration

Great Panther has conducted geological and structural mapping, including sampling of outcrops, and exposures from underground workings.

A total of 147 surface samples and 57 underground samples were collected by chip and channel sampling. A coarse blanket was laid out to collect at least 1 kg of broken rock chips falling from the sample site and the rock was transferred into a clear rock sample bag.  Each sample was identified by a plastic numbered sample tag and the sample bag was labelled with the same number.  The blanket was shaken vigorously in between sample sites to minimize contamination.  Samples were grouped together into rice bags and shipped to the SGS lab at the Cata plant.  Standard chain of custody documents were used including forms requiring signature upon receipt of shipment by the lab.

Dr. Darcy Baker of Equity Exploration Consultants completed structural mapping and logging of one diamond core hole in February 2011.

The exploration work has confirmed that the top of the mineralized epithermal system is below surface, estimated at approximately 2,350 MASL.  This vertical limit was indicated on longitudinal sections from the historical operations of the Cooperative on veins on the San Ignacio property, and from longitudinal sections of deposits on an adjacent property owned by Endeavour Silver Corp.  The strong vertical control on mineralization is characteristic of the area and the mineralized intervals are typically 100 metres to 150 metres in vertical range; however, it can range from 50 metres to 250 metres.

Detailed geological mapping, structural geological studies, outcrop sampling, and re-sampling of old underground workings are ongoing to highlight additional priority targets along the 4 kilometres of prospective structures.  Drilling completed since close of the database included in the Technical Report consisted of 6,403 metres drilled from surface in 31 holes on the San Francisco de Pili, Purisma, and San Antonio mineral claims.

Drilling

The drilling program completed in March 2012 successfully delineated four veins in the northern portion of the property between grid line 450N and 1100N.  The four veins with structural continuity Inferred from diamond drill hole intersections, and to some extent surface mapping, have been delineated up to 650 metres along strike and 350 metres down dip.  Two of the veins are very steeply dipping and two are shallowly dipping and are likely off-shoots of the other veins.

To the south of line 450N there are historical workings and drilling in this area is not included in the San Ignacio Technical Report.  One drill hole (ESI11-039) on section 450N intersected a void, which was interpreted to represent the northern extent of these historical workings.

Overall, the core recovery was excellent with 99% of all samples having recoveries greater than 85%. There are no other drilling or sampling factors that could materially influence the accuracy and reliability of the results.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Veta Melladito is a steeply dipping narrow vein with true width ranging 0.25 metres to 4.5 metres.  It has been delineated to a maximum of 650 metres along strike and 350 metres below surface.  The structure is open at depth and along strike; however, the strongest mineralization has been observed in a core zone 250 metres in strike length and from surface to 150 down dip.  The mineralization is possibly open to the south nearer to surface.

Veta Intermediate is also steeply dipping and narrow with true width ranging 0.25 metres to 8.5 metres.  It has been delineated a maximum of 400 metres along strike and 350 metres below surface.  It is open at depth and along strike with strong mineralization observed in all directions.

Veta Nombre de Dios 1 is shallowly dipping at 45 to 60 degrees to the southwest and also narrow with true width ranging 0.25 metres to 4 metres.  It has been delineated a maximum of 400 metres along strike and 180 metres down dip.  The vein is open to the south.  At depth, Nombre de Dios 1 appears to intersect Veta Intermediate and is therefore limited in its potential down dip extent.  To the north it terminates at line 850N where it may continue in Nombre de Dios 2 with a 40 metres offset to the east.

Veta Nombre de Dios 2 is shallowly dipping at 45 degrees to the southwest and also narrow with true width ranging 0.25 metres to 4 metres.  It has been delineated a maximum of 200 metres along strike and 100 metres down dip.  The vein is open to the north.  To the south it terminates at line 900N where it may continue in Nombre de Dios 1 with a 40 metres offset to the west.

All drill hole data was stored in Great Panther’s proprietary DataShed™ database (the database). The database contents were backed up every two hours and the database copied daily to a master database in Great Panther’s head office.

The contractor BD Drilling of Guadalajara, Mexico, drilled all diamond core holes at San Ignacio.

Drill hole collar locations were determined using a total station instrument and the location data was uploaded directly into the database.

Bore hole deviation surveys were completed at 50 metres intervals using a single shot instrument by Reflex™.  Survey data was recorded onto paper logs by the driller or driller’s helper.

Drill core was transported twice per day from the drill site by pick-up truck to the core storage and logging facility located at the company’s Guanajuato Mine plant site, which is gated, guarded, and secure.

Core boxes were laid out by field technicians onto angled tables suitable for logging.  The technicians fitted the core pieces together and cleaned the core surface in preparation for logging by the geologist.  Depth markers were checked for proper labelling, and the boxes were labelled with the drill core intervals.  The technicians also completed measurements of core recovery and rock quality designation (RQD) and recorded the data onto paper logs.

Geological logging was completed by the geologists and recorded directly into a local database using LogChief Software™ installed on Toughbook™ computers for later upload to the database.

Sample intervals for assaying were marked on the core boxes by the geologists.  Sample lengths were generally determined by mineralogical or lithological characteristics and the protocol is for maximum sample lengths to be 1.5 metres and the minimum length to be 0.5 metres.  Field technicians then photographed the core.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

The field technician selected samples for bulk density measurements from several locations within the mineralized intervals, usually one density sample per assay sample interval.  The water immersion procedure was followed and the data was recorded onto paper logs.  The samples were returned to the core box after the tests were completed.

Core samples for assaying were collected by the field technicians.  Sample interval data was recorded in a numbered ticket book.  Each ticket had three portions: a stub and two tags.  All portions of the sample ticket shared the same unique identification number.  The two tag portions of each ticket were detached from the stub and stapled to the core tray at the start of the sample interval.  The drill core was then cut using a diamond-tipped blade with clean water being used to lubricate and cool the blade.  Half of the sample interval was placed inside a clear plastic rock sample bag labelled with the same ID as the ticket number.  One tag was then removed from the core box and inserted into the sample bag along with the cut sample.  The remaining stub, retained in the sample book, was completed with details such as drill hole ID and depth interval.  The bag was then sealed and 25 samples were inserted into rice sacks and delivered with other samples from the same hole.  One sample submission sheet per hole accompanied the samples to the on-site SGS assay laboratory.  Samples were usually sent every other day.

Assay certificates were received directly from SGS laboratory via email.  Site geologists reviewed quality control sample results for out of tolerance failures prior to merging the assay results with sample intervals in the database.

The first nine diamond core holes at San Ignacio (ESI10-001 – ESI11-009) were completed under the management of the Guanajuato Mine Geology Department.  Mine geologists logged and sampled the core.  Following an internal audit by the company, which identified deficiencies in core handling and sampling procedures, the responsibility for diamond drilling and exploration at San Ignacio changed to Great Panther’s exploration department.  The exploration staff re-logged and re-sampled all nine drill holes.  The remaining drill holes were completed under the management and direction of the exploration department.

Sampling and Analysis and Security of Samples

Sample preparation prior to dispatch to the analytical laboratories consisted of splitting the sample in half by cutting the core using a rock saw.

Quality control measures included the insertion of quarter-core duplicates, standard reference materials, and blanks into the sample stream.

Chain of custody was established upon sample collection with the use of unique sample ID, documentation of samples per shipment to the lab, and sign-off forms for receipt of samples by the laboratory.

Prior to dispatch, the samples were stored within the core storage and logging facility located at the company’s Guanajuato Mine plant site, which is a gated, guarded, and secure compound.  The site security is of a reasonable standard, consistent with common practical industry standards.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Most of the analytical work was completed by the SGS Lakefield Laboratory (SGS) located on the company-owned Cata mine site.

Sample preparation consisted of crushing through a two-stage crusher to 10 mesh and then split to a 200 gram sub-sample for pulverizing to 98% passing 200 mesh.  Samples are analyzed by fire assay with an AA finish using a 30 g aliquot, and any that report greater than 10 g/t Au or 300 g/t Ag are reanalyzed by fire assay using a gravimetric finish.  The laboratory can also perform AAS determinations for As, Cu, Pb, Sb, and Zn.

Samples from holes ESI11-014 to 017 were sent to ALS Chemex in Guadalajara for sample preparation and then for analysis in Vancouver, Canada.  Gold and silver was determined by fire assay using a 30 gram aliquot and gravimetric finish (ALS method ME-GRA21) and a 33 element ICP package was also selected using a four acid near-total digestion (ALS method ME-ICP61).

The SGS laboratory manager conducted routine QA/QC tests and instrument calibrations, and maintains a database of the results.  SGS Group conducts a monthly round robin comparison against three other laboratories, and Laboratory Quality Services International conducts monthly checks as well.

Great Panther’s geological personnel inserted quarter-core duplicates, standard reference material, and blanks into the sample stream each at a frequency of one in twenty samples.  Analytical results of control samples were reviewed immediately upon receipt of the assay certificates.  A sample batch was rejected if any blank returned a result greater than 0.05 g/t Au or 3 g/t Ag, or if a standard returned a result greater than three standard deviations from the expected mean or two sequential results greater than two standard deviations away from, both above or both below, the mean.  Batches were also re-run if the field duplicate grades were greater than 10% from the original sample grade.

A total of 11 failures due to out of tolerance assay values were observed and corrective actions were followed.  The pulps of the batches in question were returned to the laboratory for re-assay, with new standards and blanks inserted.  A reasonable correlation between the silver and gold grades of the original pulps and re-assayed pulps provided confidence in the original silver and gold values and no failures with respect to the additional inserted standards and blanks were observed.

The standard reference materials (SRM) used were sourced from two 100 kilogram bulk samples of material from Great Panther’s Cata Mine in Guanajuato with expected values, which reflect grade ranges present on the property.  SRM GTS03 was produced from one of the bulk samples by SGS in Durango, and SRM GTS04 by Skyline laboratories in Tucson, Arizona.

The blank material was sourced from barren Rhyolite at roadside cuts on the Guanajuato to San Miguel de Allende route in Guanajuato State, Mexico.  The material was assayed to ensure values of gold and silver were present in trace amounts only and then packaged in small bags of 60 g each.

Quarter core duplicate sample results were compared with the original quarter core sample results to see if the two results fall within 10% of each other.  A total of nine failures lead to sample batch re-runs and the new values were accepted as final if the new values were within 10%; otherwise, the original values were used since the perceived problem persisted.  This is because the duplicate sample may actually contain different mineralization and since both values may be equally valid results, the company used the “first pass the post” approach.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Mr. Waldegger is of the opinion that the results of the analytical procedures for sample grade determination are suitable for use in resource estimation.

Samples approximately 10 cm in length were selected from whole or half-core (NQ or HQ) by the field technician and returned to the core box after bulk density determinations were completed.

The testwork was completed on site by field technicians and followed the water submersion method on air-dried samples (not in an oven).  Non-friable, non-porous core samples were weighed in air and then weighed while suspended from the scale in a basket, which was submerged in water.  The raw information was recorded on paper logs.

Although no formal QC program was in place to provide confidence in the precision or accuracy of the results, the results are within the range of expected density values for the material tested. Mr. Waldegger recommends duplicate samples selected at a standard frequency be sent to an external laboratory for testing and the scale monitored regularly using a standard weight to add confidence to the dataset.

Mr. Waldegger is of the opinion that the bulk density testwork was conducted using appropriate procedures and is reliable for resource estimation.

Mineral Resource Estimates

Only Mineral Resources have been determined for the San Ignacio Property and no estimate of Mineral Reserves on the property has been completed.  The Company’s latest Mineral Resource estimate for San Ignacio was released in May 2012 (refer to the corresponding report entitled “Technical Report on the San Ignacio Project Mineral Resource, Guanajuato State, Mexico” dated March 31, 2012 filed on SEDAR on June 26, 2012).  The Mineral Resource estimate is valid as of March 31, 2012:

San Ignacio Property: Mineral Resources Estimate
	Tonnage	Grade g/t			Contained koz
	(kt)	AgEq	Au	Ag	AgEq	Au	Ag
DIOS1	178	224	1.99	103	1,287	11.4	591
DIOS2	147	285	2.38	141	1,346	11.2	663
INT	330	309	2.71	144	3,274	28.8	1,526
MELL	171	180	1.68	77	987	9.3	425
Inferred	826	260	2.28	121	6,894	60.7	3,205
Notes:
1.	Company provided wireframes constructed to a minimum horizontal width of 1.0 metre
2.	Reported inferred cut-off grade of 125 g/t Ag Eq
3.	Specific gravity of 2.63 based on 250 drill core samples captured by wire frames
4.	Total may not agree due to rounding
5.	Tonnages and grades in metric units
6.	Contained silver and gold in troy ounces
7.	Silver equivalence was based on 60.8 to 1 ratio of silver to gold value

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

The geological interpretation and resource modelling was carried out using 3D geological modelling software provided by Gemcom Software International Inc. (Gemcom) of Vancouver.  Modelling was completed using GEMS™ Version 6.3.  MFW received drill hole data from Great Panther for 73 diamond drill holes.  No surface or underground rock samples were used in the resource estimate.  It is reasonable to assume that the continuity of the veins has been demonstrated sufficient to support the Inferred category of resources through Great Panther’s drilling on sections spaced 50 metres apart.  Therefore, groups of blocks generally falling within 50 metres of a composite were selected on long section for each domain and classified as Inferred.  Blocks beyond the outlined regions were left unclassified.

Equivalent grades are commonly used to simplify the problem of mineral inventory tabulation in polymetalic deposits.  An equivalent grade is one that is a combination of two or more grade variables in an arbitrary manner to produce a single variable for reporting tonnes and grades above the equivalent grade cutoff.  At San Ignacio, the silver equivalent grade was calculated as a function of gold and silver grades in the block model and based on the value ratio of 60.8 to 1 (Ag to Au).  The ratio was being used at Great Panther’s underground operation at the Cata Mine in Guanajuato State, and is considered applicable for use in this estimate.  The ratio considers metallurgical recoveries.  The equation used for silver equivalent grade was: Ag Equivalent grade = Ag grade + (Au grade x 60.8).

A phase V infill drilling campaign of approximately 1,125 metres that commenced in October 2013, to further define the mineral resource, was completed in November 2013.  The surface drilling comprised 13 holes totaling 1,144 metres and was focused on the upper 80 metres of the Intermediate Vein in order to define the top of the epithermal system and to better guide the first two years of development.  The most significant intersection of the program assayed 263g/t silver and 7.27g/t gold over a core length of 24.60m (15.81m true width) in drill hole ESI13-106, on section 475N.  The drill program filled in gaps from the 2011/2012 drill program and the new intersections corroborate the previous interpretation of the Intermediate Vein.  The aforementioned intersection of thick vein mineralization in ESI13-106 correlates with previous drill results from hole ESI11-039, 25m to the south, that returned 185g/t Ag and 5.47g/t Au over a true width of 5.39m indicating that higher grade “blow-outs” or “clavos” are a natural part of the vein system.

While the Phase IV drill program provided valuable information to guide the underground development, the intersection of old mine workings in a few holes prevents the Company from accurately estimating tonnages in these specific areas with the required confidence levels.  Consequently, at this time there is insufficient data to provide for an updated NI 43-101 resource estimate with Measured and Indicated resource to support the capitalization of the costs under International Financial Reporting Standards now that the project is in the development phase.

Mining Operations

As the San Ignacio Project is a satellite of the Guanajuato Mine Complex (22 kilometres away by road), any mineralization extracted from San Ignacio will be processed at the Cata plant.  Mining operations at the Cata plant are described in the “Guanajuato Mine Complex” section of the AIF.

In the course of development, 1,082 tonnes of ore grading 121 g/t Ag and 2.11 g/t Au had been mined and transported to the processing plant at Guanajuato as at the end of 2013.  The ore is being stockpiled until there is a sufficient amount for a processing campaign to test the metallurgical characteristics of the ore.  Additional exploration crosscutting will be constructed on different levels from the access ramp in order to confirm the continuation of the Intermediate Vein to depth.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Overall metal production for 2014 is expected to increase gradually through the year as San Ignacio comes on stream. The project is expected to start production in the first half of 2014 at a rate of about 100 tonnes per day, ramping up to approximately 250 tonnes per day by year-end. The expected annual production from San Ignacio is incorporated into the expected production for the Guanajuato Mine Complex.

Exploration and Development

A mine plan for San Ignacio, incorporating the latest geological resource model based on the known veins, grade ranges and elevation for commencement of mining, was completed in the first quarter of 2013.  The Company acquired surface rights to the property allowing sufficient space for the development of a ramp and waste dumps and auxiliary infrastructure.

In 2013, the Company received an explosives permit, approval of the Land Use permit, and on October 8, 2013, it received the EIA permit, which allowed for the initiation of site preparation and underground development.

Mine and earthwork contractors were selected, and Phase I construction of a two-kilometre road, and the access road to the mine portal were completed.  A water supply for the mine was installed, a diesel tank station was installed on site to supply the mine equipment, and construction of the electrical substation and the mechanical services building commenced.  The waste dump was completed and a mechanical services workshop is under construction.  Water and compressed air lines to supply the mine equipment have been established.  The offices, change rooms, water and communication facilities at the former San Ignacio Mine site have been re-established.  Most necessary equipment and project personnel for the initial mine development were sourced from the main Guanajuato mine.  The use of existing equipment and the proximity of the resource to the surface will minimize capital and development expenditures for San Ignacio.

A drill program was undertaken in the fourth quarter of 2013, after the drill permit was received from SEMARNAT.  The surface drilling comprised 13 holes totaling 1,144 metres and was focused on the upper 80 metres of the Intermediate Vein.  The most significant intersection of the program assayed 263 g/t silver (“Ag”) and 7.27 g/t gold (“Au”) over a core length of 24.60 metres (15.81 metres true width) in drill hole ESI13-106, on section 475N (see table below and updated longitudinal section on the Company’s website at www.greatpanther.com).

The 2013 phase III infill drilling program filled in gaps from the 2011/2012 drill program and the new intersections corroborate the previous interpretation of the Intermediate Vein.  The aforementioned intersection of thick vein mineralization in ESI13-106 correlates with previous drill results from hole ESI11-039, 25m to the south, that returned 185 g/t Ag and 5.47 g/t Au over a true width of 5.39 metres indicating that higher grade “blow-outs” or “clavos” are a natural part of the vein system.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

ill Hole I.D.	Vein	From (m)	To (m)	Length (m)	True Length (m)	Au g/t	Ag g/t	Ag Eq g/t
ESI13-104	Intermediate	71.65	77.45	5.80	3.33	6.32	293	672
ESI13-105	Intermediate	52.00	52.80	0.80	0.80	3.16	200	390
ESI13-106	Intermediate	112.15	136.75	24.60	15.81	7.27	263	699
ESI13-107	Intermediate	62.05	66.95	4.90	1.68	3.44	47	253
ESI13-108	Intermediate	82.50	84.65	2.15	1.08	2.79	140	307
ESI13-109	Intermediate	57.40	59.00	1.60	0.41	3.24	231	425
ESI13-110	Intermediate	60.10	61.20	1.10	0.25	9.19	283	834
ESI13-111	Intermediate	55.35	56.15	0.80	0.61	0.95	243	300
ESI13-112	Intermediate	73.00	75.00	2.00	0.68	2.64	125	283
ESI13-113	Intermediate	34.40	38.80	4.40	1.86	0.75	83	128
ESI13-114	Intermediate	48.25	50.00	1.75	1.07	1.11	180	247
ESI13-115	Intermediate	86.75	90.70	3.95	2.38	1.84	158	268
ESI13-116	Intermediate	84.90	86.30	1.40	0.54	0.52	96	127
ESI13-116	Intermediate	88.15	88.65	0.50	0.19	1.59	65	160

More than 130 metres of development has been completed on the access ramp at San Ignacio to the end of the fourth quarter of 2013. The primary production target, the Intermediate Vein, was accessed via an exploration level from the access ramp to define the mineralization.  1,082 tonnes of ore grading 121 g/t Ag and 2.11 g/t Au have been mined and transported to the processing plant at Guanajuato. The ore is being stockpiled until there is a sufficient amount for a processing campaign to test the metallurgical characteristics of the ore, and whether the ore can be blended with the ore produced from the main Guanajuato mine or processed separately.  Additional exploration crosscutting will be constructed on different levels from the access ramp in order to confirm the continuation of the Intermediate Vein to depth.  Production at San Ignacio is expected to commence in the first half of 2014.

The Company is planning approximately 3,500 metres of exploration drilling at San Ignacio in 2014 to further define resources, look for vein extensions, and test new targets.  The proposed drill program will include in-fill drilling deeper in the system and detailed drilling for 250 metres south along the Intermediate Vein in an area of limited exploitation dating back to the 19th century, as well as property-wide targeting.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

PRIMARY EXPLORATION PROPERTY

El Horcon Project

Location and Accessibility

The El Horcon property consists of 17 contiguous mining concessions located approximately 100 kilometres by road northwest of the city of Guanajuato.  The city of Guanajuato is 380 kilometres northwest of Mexico City in central Mexico.  Guanajuato is situated in the Central Plateau of Mexico in the mountains of Sierra de Guanajuato at elevations ranging from 1,600 to 2,200 metres.

As of the date of this AIF, the Company had not fully secured mineral property titles for approximately 5,000 of its 7,908 hectares related to the El Horcon Project.  Certain of the Company’s title claims have been cancelled due to what the Company believes to be an administrative error on the part of the government agency which manages mineral claims in Mexico.  The Company has applied for reinstatement of the claims.  Neither the status of the claims or the process to reinstate the claims has affected the Company’s currently planned permitting and drilling programs.  The Company expects to be successful in reinstating the claims.

History

On September 5, 2012, the Company announced its purchase of a 100% interest in the El Horcon Silver-Gold Project in Jalisco State, Mexico from Compañía Minera El Dore, S.A. de C.V., a private Mexican company, for total consideration of US$1,600,000 in cash.  El Horcon covers 7,908 hectares in 17 contiguous mining concessions and is located 60 kilometres northwest of Great Panther's Guanajuato Mine Complex.

Geology and Mineralization

Multiple epithermal type silica veins have been geologically mapped on the El Horcon project.  These veins occur over a strike length of >4 kilometres, and are oriented north-northwest with steep to modest west dips and east-northeast with steep south dips.  Gold and silver mineralization is associated with pyrite, galena, sphalerite and chalcopyrite particularly in the Diamantillo, San Guillermo, and Los Ratones veins.  The veins are hosted either in a batholith of porphyritic granodiorite or the enclosing Esperanza or La Luz Formation sediments.

Exploration History

The El Horcon project is northwest of the La Luz vein system, a parallel vein system to the Veta Madre at Guanajuato Mine.  Formal mining and milling at El Horcon took place by the Jesuits in the sixteenth and seventeenth centuries, since then small scale mining and exploration has taken place, sporadically, up to 2009.  This would include shallow mining along the Diamantillo and San Guillermo veins, which was the focus of the Company’s 2013 drill program.  El Horcon is a historic mining operation but the extent of past production is unknown.  The property hosts similar silver-gold mineralized epithermal veins to those observed at Great Panther's existing operations.  El Horcon hosts nine known veins, with the Diamantillo vein traceable on surface for more than four kilometres.  Several underground workings exist, the most extensive of which is the Diamantillo Tunnel.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Chip channel sampling by a previous operator, Exmin Resources Inc. (2006 - 2009), returned average grades for the Diamantillo Tunnel of 1.97 g/t Au and 99 g/t Ag (217 g/t Silver Equivalent (Ag Eq) using a 60:1 ratio) over a strike length of 80 metres.  For the San Guillermo vein at the La Luz workings (300 metres to the northwest of the Tunnel) sampling returned 3.70 g/t Au and 56 g/t Ag (278 g/t Ag Eq) over a strike length of 55 metres.  The Diamantillo vein at the El Horcon workings (45 metres to the northwest of the Tunnel) returned average grades of 1.50 g/t Au and 20 g/t Ag (110 g/t Ag Eq).

Approximately 6,500 metres of diamond drilling were completed by Exmin and then-partner Hochschild Mining plc.  The most representative diamond drill hole to the Diamantillo Tunnel, HOR-07-01, intercepted 3.60 metres at 2.88 g/t Au and 61 g/t Ag (234 g/t Ag Eq), 45 metres directly below the tunnel.

Great Panther’s sampling to date is consistent with these historic results.  Preliminary metallurgical testing at the Company’s facilities in Guanajuato shows the El Horcon mineralization to be compatible with the existing mill feed.  While further testing is required, initial GPR bench testing indicated a lead concentrate grade of 50% lead, with recoveries of 85% lead, 85% silver, and 88% gold (Torres, 2012) is possible.

Present-day exploitation of gold and silver from the Bolanitos and Lucero Mine (located southeast of the El Horcon project) in the La Luz district is ongoing by Endeavour Silver Corp.

Drilling

A 2,156 metre, 24 hole surface drill program was completed during 2013. The drilling was completed along a 650 metre length of the Diamantillo vein and intersected several parallel veins: Natividad, San Guillermo and the Diamantillo footwall.  It was demonstrated that the veins follow distinct structures and are continuous. Highlights from the Phase 1 drill program include:

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Hole	Vein	From	To	Width1	Au g/t	Ag g/t	Pb%	Zn%
EH-13-001	Natividad	4.65	5.70	1.05	2.50	17.00	0.14	0.20
	Diamantillo	46.30	50.40	4.10	1.92	39.00	2.34	1.58
	Diamantillo FW Stockwork	50.40	53.00	2.60	3.99	9.00	0.46	6.05
EH-13-002	Natividad	1.05	1.55	0.50	1.57	280.00	0.00	0.11
	Diamantillo	62.55	66.85	4.30	3.42	72.56	7.74	12.03
EH-13-004	Diamantillo	66.50	68.70	2.20	2.82	31.00	2.90	5.70
EH-13-007	Diamantillo HW	29.80	30.40	0.60	6.53	70.00	3.47	0.53
EH-13-008	Natividad	4.10	4.80	0.70	5.02	159.00	4.21	0.07
EH-13-009	Desprendido	15.00	21.70	6.70	3.52	18.00	1.45	0.18
	Diamantillo	57.65	62.45	4.8	2.01	11.00	1.48	1.17
EH-13-011	Diamantillo FW	67.20	67.85	0.65	2.34	13.00	0.22	0.25
EH-13-012	Diamantillo	70.25	72.20	1.95	3.63	56.00	0.60	4.90
EH-13-014	Diamantillo	94.40	95.70	1.30	1.72	50.00	3.20	6.60
EH-13-015	Diamantillo	74.90	78.90	4.00	3.00	15.00	0.03	0.20
	San Guillermo	80.60	82.90	2.30	9.37	52.00	2.94	3.11
EH-13-019	Diamantillo	44.35	46.30	1.95	3.64	65.69	0.62	0.15
EH-13-023	Diamantillo	67.50	69.10	1.60	3.49	369.88	0.30	0.30
	San Guillermo	74.55	76.80	2.25	2.72	28.42	1.60	3.40

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Sampling and Analysis and Security of Samples

All sampling and analytical work is conducted by employees, contractors, or designates of Great Panther.  The El Horcon samples are in the custody of Great Panther personnel or stored in a secure area within the Guanajuato Mine Complex site at all times.  The site security is of a reasonable standard, consistent with common practical industry standards.  Sampling on the El Horcon project consisted of hammer and chisel chipping of surface rock and tunnel exposures of mineralized structures.

Chain of custody was established upon sample collection with the use of unique sample ID, documentation of samples per shipment to the lab, and sign-off forms for receipt of samples by the laboratory.

Quality control measures included the insertion of quarter-core duplicates, standard reference materials, and blanks into the sample stream.

Prior to dispatch, the samples were stored within the core storage and logging facility located at the company’s Guanajuato Mine Complex plant site, which is a gated, guarded, and secure compound.  The site security is of a reasonable standard, consistent with common practical industry standards.

The analytical work was completed at the Company-owned laboratory, independently operated by the SGS Group, located on the Company-owned Cata mine site.

The Cata mine site laboratory is equipped to do fire assay and atomic absorption spectroscopy (AA). Samples are prepared on site, run through a two-stage crusher and then split to a 200 gram Sub-sample for pulverizing to 98% passing 200 mesh.  Samples are analyzed by fire assay with an AA finish using a 30 gram aliquot, and any that report greater than 10 g/t Au or 300 g/t Ag are reanalyzed by fire assay using a gravimetric finish.  The laboratory can also perform determinations for arsenic, copper, lead, zinc, and antimony and these elements were analyzed for drill hole cores and surface rock samples from El Horcon.

Robert Brown, Vice President of Exploration, and Company Qualified Person (“QP”) inspected the laboratory and found it to be orderly and appropriately configured for the analytical work required.  The assay protocols are conventional methods, commonly used in the industry, and a reasonable level of QA/QC monitoring is applied to assure that the results are accurate.

Mineral Resource and Mineral Reserve Estimates

Only Mineral Resources have been determined for the El Horcon Property and no estimate of Mineral Reserves on the property has been completed.  The initial internal Mineral Resource estimate for the El Horcon property has an effective date of August 31, 2013 (See Technical Report dated September 26, 2013 filed on SEDAR).

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

El Horcon Property: Inferred Mineral Resources Estimate
Vein	Tonnage	Au (g/t)	Ag (g/t)	Pb (%)	Average $NSR/tonne
Diamantillo	141,285	2.91	79	2.72	158
Diamantillo HW	4,929	4.54	53	2.61	201
San Guillermo	57,878	3.93	37	1.62	165
Natividad	10,310	2.84	98	1.44	157
Total Inferred	214,402	3.22	68	2.36	161
Notes:
1	CIM Definitions were followed for Mineral Resources.
2.	Inferred Mineral Resources are reported at a cut-off of US$110/ tonne.
3.	Bulk Density’s used are 2.77 t/m³ (Diamantillo), 2.62 t/m³ (Diamantillo HW), 2.57 t/m³ (Natividad), and 2.78 t/m³ (San Guillermo).
4.	Total may not agree due to rounding.
5.	$NSR/tonne based on prices of Ag = US$24/oz; Au = US$1,440/oz; and Pb = US$1.00/lb.
6	Contained ounces have been calculated using 1 ounce = 31.1035 grams.
7.	Minimum true width of intersection was 1.0 metres.

Robert F. Brown, P. Eng. and Vice President of Exploration for the Company, is the Qualified Person for the El Horcon Project, under the meaning of NI 43-101.  Great Panther is a producing issuer and the Mineral Resource estimate was completed internally, to NI 43-101 standards, under the supervision of Mr. Brown.  A full QA/QC program is being followed including the regular insertion of splits, blanks, and standards into the core sampling sequence.  Analysis of the drill core samples was conducted at the Guanajuato Mine on-site laboratory, independently operated by SGS.  Additional information since the date of the Technical Report has been prepared by Great Panther under the supervision of Mr. Brown, who is a Qualified Person for the purposes of NI 43-101.

Exploration and Development

Exploration activities during the first quarter of 2013 included detailed geological mapping of historical underground workings, surface geological mapping, and surface sampling of all veins and mineralized structures.  In total, 1,415 samples were submitted for assay, and 16 underground workings have been geologically mapped and sampled.  The majority of the sampling corresponds to surface exposures of veins and mineralized structures.  Geological mapping has outlined multiple vein zones along a northwest trend of five kilometres.

Baseline studies for the SEMARNAT were completed in the first quarter of 2013 and the permit to drill at El Horcon was received on April 9, 2013.  The Phase 1 surface drill program, which included 2,156 metres in 24 holes, was completed in the second quarter of 2013.  Refer to the section entitled “Drilling” for further details.

At the metal prices used in the internal resource estimate, and using the Company’s existing smelter terms, the initial resource contains approximately 2.47 million silver equivalent ounces. This is insufficient to make a production decision.  However, as the veins are open in all directions, the next phase of drilling will test the strike and depth extent of the mineralization.  Work is also ongoing towards applying for the necessary government permits to allow for further exploration and development.  The Company plans to continue exploration of this project, including on those claims where the Company’s title has been cancelled and for which reinstatement has been requested.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

EXPLORATION PROPERTY

Santa Rosa Project

Location and Accessibility

The Santa Rosa property consists of four mining concessions located approximately 10 to 15 kilometres northeast of the city of Guanajuato and is accessible by paved roads from Guanajuato.  The city of Guanajuato is 380 kilometres northwest of Mexico City in central Mexico.  Guanajuato is situated in the Central Plateau of Mexico in the mountains of Sierra de Guanajuato at elevations ranging from 1,600 to 2,200 metres.

Excellent access is availed to Guanajuato with an international airport 30 minutes to the west near Silao/Leon.  Toll freeways skirt the city linking it with Leon, Guadalajara, and Mexico City.  All of the facilities of the Guanajuato mine are accessed from city streets.

The municipality of Guanajuato is on an electrical power grid and has telephone services provided by TelMex.  Water and drainage systems are also present.

History

On July 18, 2011, the Company announced the acquisition of four mining concessions, totalling 1,514 hectares, approximately 10 to 15 kilometres northeast of Guanajuato (collectively called “the Santa Rosa Project”).  The four claims were purchased from Minera Blanca Alicia, S.A. de C.V., a private Mexican company, for US$1.5 million with 50% payable on signing of the purchase agreement and 50% on the registration of the contract with the Direccion General de Minas (Mexico), which is now complete.  A royalty of 1.3% is payable from ore produced from the four claims.

Geology and Mineralization

The Company completed considerable due diligence work on the Santa Rosa claims prior to the acquisition.  Multiple veins with argillic alteration and erratic silver and gold values have been identified.

Exploration History

The Santa Rosa project is within the Sierra vein system, a parallel vein system to the Veta Madre at Guanajuato Mine.  The Sierra vein system has seen exploration and exploitation over the last 400 years, including the present day exploitation of gold and silver from the El Cubo Mine (located southeast of the Santa Rosa project) owned by Endeavour Silver Corp.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Drilling

After the completion of a drill program (five drill holes totaling 1,653 metres) in the first quarter of 2012, no further drilling has been completed at Santa Rosa.  A reassessment of the property and regional geology, involving geological mapping and sampling will be undertaken in order to better understand the structural controls on mineralization before planning another drill program.

Sampling and Analysis and Security of Samples

All sampling and analytical work is conducted by employees, contractors, or designates of Great Panther.  The samples are in the custody of Great Panther personnel or stored in a secure area within the Guanajuato Mine Complex site at all times.  The site security is of a reasonable standard, consistent with common practical industry standards.  Sampling on the Santa Rosa project consisted of hammer and chisel chipping surface rock exposures, and diamond drill coring.

Drill core sample preparation prior to dispatch to the analytical laboratory consisted of splitting the sample in half by cutting the core using a rock saw.

Quality control measures included the insertion of quarter-core duplicates, standard reference materials, and blanks into the sample stream.

Chain of custody was established upon sample collection with the use of unique sample ID, documentation of samples per shipment to the lab, and sign-off forms for receipt of samples by the laboratory.

Prior to dispatch, the samples were stored within the core storage and logging facility located at the company’s Guanajuato Mine Complex plant site, which is a gated, guarded, and secure compound.  The site security is of a reasonable standard, consistent with common practical industry standards.

The analytical work was completed at the Company-owned laboratory, independently operated by the SGS Group, located on the Company-owned Cata mine site.

The Cata mine site laboratory is equipped to do fire assay and atomic absorption spectroscopy (AA).  Samples are prepared on site, run through a two-stage crusher and then split to a 200 gram Sub-sample for pulverizing to 98% passing 200 mesh.  Samples are analyzed by fire assay with an AA finish using a 30 gram aliquot, and any that report greater than 10 g/t Au or 300 g/t Ag are reanalyzed by fire assay using a gravimetric finish.  The laboratory can also perform determinations for arsenic, copper, lead, zinc, and antimony and these elements were analyzed for drill hole cores and surface rock samples from Santa Rosa.

Robert Brown, Vice President, Exploration and the Company’s Qualified Person (“QP”) inspected the laboratory and found it to be orderly and appropriately configured for the analytical work required.  The assay protocols are conventional methods, commonly used in the industry, and a reasonable level of QA/QC monitoring is applied to assure that the results are accurate.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Mineral Resource and Mineral Reserve Estimates

There are no known mineral reserves or resources estimated for the property.

Exploration and Development

A reassessment of the property and regional geology, involving geological mapping and sampling will be undertaken in 2014 in order to better understand the structural controls on mineralization before planning another drill program.

DIVIDENDS

Holders of the Company’s common shares are entitled to receive such dividends as may be declared from time to time by the board of directors, in its discretion, out of funds legally available for that purpose.  The Company intends to retain future earnings, if any, for use in the operation and expansion of its business and does not intend to pay any cash dividends in the foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital consists of an unlimited number of common shares without par value, an unlimited number of Class A preferred shares without par value issuable in series, and an unlimited number of Class B preferred shares without par value issuable in series.  As at December 31, 2013, the issued share capital consisted of 138,419,715 common shares (December 31, 2012 - 137,860,052 common shares).  No Class A preferred shares or Class B preferred shares are issued or outstanding.

Common Shares

Subject to the rights of the holders of the Class A preferred shares and the Class B preferred shares of the Company, holders of common shares of the Company are entitled to dividends if, as and when declared by the directors.  Holders of common shares of the Company are entitled to one vote per common share at meetings of shareholders except at meetings at which only holders of a specified class of shares are entitled to vote.  Upon liquidation, dissolution or winding-up of the Company, subject to the rights of holders of the Class A preferred shares and the Class B preferred shares, holders of common shares of the Company are to share ratably in the remaining assets of the Company as are distributable to holders of common shares.  The common shares are not subject to redemption or retraction rights, rights regarding purchase for cancellation or surrender, or any exchange or conversion rights.

Class A Preferred Shares

Class A preferred shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class A preferred shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions.  The Class A preferred shares rank in priority over common shares and any other shares ranking by their terms junior to the Class A preferred shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Class B Preferred Shares

Class B preferred shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class B preferred shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions.  The Class B preferred shares rank in priority over common shares and any other shares ranking by their terms junior to the Class B preferred shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

MARKET FOR SECURITIES

The Company’s common shares trade on the Toronto Stock Exchange (TSX) and the NYSE MKT, trading under the symbols “GPR” and “GPL” respectively.  The Company’s CUSIP number is 39115V 101.

TRADING PRICE AND VOLUME

The following table sets forth the price ranges in Canadian dollars and trading volume of the common shares of the Company as reported by the Toronto Stock Exchange for the periods indicated:

Period	Open	High	Low	Close	Volume
	$	$	$
December 2013	0.74	0.79	0.71	0.77	1,013,163
November 2013	0.84	0.91	0.70	0.78	1,220,479
October 2013	0.88	0.96	0.80	0.85	2,041,324
September 2013	1.21	1.21	0.85	0.89	2,828.694
August 2013	0.90	1.40	0.83	1.21	3,360,627
July 2013	0.79	0.98	0.73	0.90	1,540,954
June 2013	0.99	1.01	0.68	0.79	1,533,170
May 2013	0.99	1.07	0.74	1.01	2,935,732
April 2013	1.29	1.33	0.96	1.00	3,312,060
March 2013	1.23	1.47	1.06	1.34	2,418,206
February 2013	1.55	1.56	1.20	1.23	2,347,971
January 2013	1.59	1.73	1.50	1.51	3,115,101

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

The following table sets forth the price ranges in US dollars and trading volume of the common shares of the Company as reported by the NYSE MKT for the periods indicated:

Period	Open	High	Low	Close	Volume
	US$	US$	US$	US$
December 2013	0.72	0.75	0.66	0.73	8,987,635
November 2013	0.87	0.88	0.66	0.74	8,594,547
October 2013	0.85	0.94	0.77	0.91	8,983,956
September 2013	1.16	1.16	0.82	0.87	11,278,121
August 2013	0.87	1.34	0.80	1.14	16,458,071
July 2013	0.78	0.96	0.68	0.86	7,552,763
June 2013	0.98	1.00	0.65	0.76	9,649,364
May 2013	0.99	1.07	0.69	0.98	11,743.787
April 2013	1.30	1.31	0.94	1.05	13,384,291
March 2013	1.18	1.43	1.02	1.30	13,689,251
February 2013	1.53	1.57	1.15	1.19	9,403,243
January 2013	1.62	1.73	1.49	1.51	12,663,769

ESCROWED SECURITIES

As at December 31, 2013, there were no escrowed securities or securities subject to contractual restriction on transfer.

DIRECTORS AND OFFICERS

The information below sets forth the names, positions or offices held with the Company, province/state and country of residence, and principal occupation of the directors and executive officers of the Company as at the date of the AIF.  In addition, the principal occupations of each of the Company’s directors and executive officers within the past five years are disclosed in their brief biographies.

Name, Position and City, Province and Country of Residence	Principal Occupation or Employment for Past 5 years1	Period as a Director of the Company	No. and Class of Securities2	Percentage of Class3
R.A. (BOB) ARCHER, P.Geo. Okanagan Falls, BC, Canada Chief Executive Officer, President, and Director Non-Independent

Chief Executive Officer of the Company from 2004 to present; President of the Company from 2004 to 2012, and from May 30, 2013 to present; President, Chief Executive Officer of Cangold Limited; Non-Executive Director of Altair Ventures Incorporated.

		April 27, 2004 to present	Common 1,251,300 Stock Options 575,000	Less than 1%

1 The information as to principal occupation has been furnished by the respective individuals.
2 The information as to shares beneficially owned has been furnished by the respective individuals, and the security holdings are current as of December 31, 2013.
3 Based upon 138,419,715 common shares of the Company issued and outstanding as of December 31, 2013.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Name, Position and City, Province and Country of Residence	Principal Occupation or Employment for Past 5 years	Period as a Director of the Company	No. and Class of Securities	Percentage of Class
R.W. (BOB) GARNETT, CPA, CA, ICD.D4 Richmond, BC, Canada Chairman and Director Independent	Commissioner, Financial Institutions Commission May 2012 to current; Director of VRX Worldwide Inc. since 2009; President of Sagebrush Golf and Sporting Club September 2012 to current and CFO 2006 to 2012; Director of the South Coast British Columbia Transportation Authority (TransLink) from January 2008 to December 2011; President of PDG Management Partners, Inc. from April 1998 to October 2010; Director of Central 1 Credit Union from 2009 to 2010; Director of Coast Capital Savings Credit Union from 1984 to 2009.	May 3, 2011 to present	Common 30,000 Stock Options 400,000	0%
KENNETH W. MAJOR, P.Eng.5 Maple Ridge, BC, Canada Director Independent	Director of Cangold Limited from December 2011 to present; Independent mineral processing consultant for precious and base metals mining, KWM Consulting Inc. from 2006 to present.	March 17, 2011 to present	Common Nil Stock Options 275,000	0%
JOHN JENNINGS, CFA6 North Vancouver, BC, Canada Director Independent	Senior Client Partner, Korn/Ferry International since 2012; Chief Operating Officer of Anthem Properties Group from 2010 to 2012; Senior Director and Head of Mid-Market Investment Banking, Western Canada for CIBC from 2003 to 2010.	June 28, 2012 to present	Common Nil Stock Options 275,000	0%

4  Chair of the Audit Committee and member of the Human Resources and Compensation Committee.
5 Chair of the Safety, Health & Environment Committee, and member of the Nominating and Corporate Governance Committee.
6 Chair of the Human Resources and Compensation Committee, and member of the Audit Committee.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Name, Position and City, Province and Country of Residence	Principal Occupation or Employment for Past 5 years	Period as a Director of the Company	No. and Class of Securities	Percentage of Class
GEOFFREY (GEOFF) CHATER7 Roberts Creek, BC, Canada Director Independent

Principal of Namron Advisors from 1997 to present; President of Valley High Ventures Ltd. from 2010 to 2011; director of Bearing Resources Ltd. from 2011 to present; director of Kiska Metals Ltd. from 2010 to 2013; director of Lara Exploration Ltd. from 2012 to present; director of, Luna Gold Corp. from 2013 to present; director of Reservoir Minerals Inc. from 2011 to present; Vice President, Corporate Development Greystar Resources Ltd. from 2009 to 2010; Manager, Corporate Relations, First Quantum Minerals Ltd. from 1999 to 2008; Manager, Corporate Relations, Nevada Pacific Gold Ltd. from 1997 to 1999.
		May 14, 2013 to present	Common Nil Stock Options 150,000	0%
W.J. (JAMES) MULLIN, P. Eng8 Tullameen, BC, Canada Director Independent	Retired Professional Engineer in the province of British Columbia. Served as Senior Vice President of North American Operations for Newmont Mining Corporation until his retirement in 2001. During the 5 years prior to the date of this AIF he has acted as an independent consultant in the mining industry and owned and operated a mid-sized cattle ranch.	August 6, 2013 to present	Common Nil Stock Options 75,000	0%
JIM A. ZADRA, CA Vancouver, BC, Canada Chief Financial Officer and Corporate Secretary	Chief Financial Officer and Corporate Secretary of the Company from July 2012 to present; Vice President, Finance of the Company from September 2011 to July 2012; Chief Financial Officer and Corporate Secretary of DDS Wireless International Inc. from 2008 to 2011.	N/A	Common Nil Stock Options 500,000	0%
ROBERT F. BROWN, P.Eng. West Vancouver, BC, Canada Vice President, Exploration	Vice President, Exploration of the Company from 2004 to present; Director of Cangold Limited from 2007 to present, President and director of Finlay Minerals Limited from 1999 to present.	N/A	Common 0 Stock Options 300,000	0%

7  Chair of the Nominating and Corporate Governance Committee, and member of the Audit, and Safety, Health & Environment Committees.
8 Member of the Nominating and Corporate Governance, Human Resources and Compensation, and Safety, Health and Environment Committees.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Other than as disclosed herein, no director or executive officer of the Company nor a personal holding company of any of them:

(a) is, at the date of this AIF or has been within the 10 years before the date of the AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that while that person was acting in that capacity,

(i) was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer of chief financial officer.

Other than as disclosed herein, no director or executive officer of the Company nor a shareholder holding a sufficient number of common shares of the Company to materially affect the control of the Company, nor a personal holding company of any of them:

(b) is, at the date of this AIF or has been within the 10 years before the date of the AIF, a director, or executive officer of any company (including the Company), that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

No director or executive officer of the Company, nor a shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company, nor a personal holding company of any of them, has been subject to:

(a) any penalties or sanctions imposed by the court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICTS OF INTEREST

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential material conflicts of interest between the Company (or a subsidiary of the Company) and any director or officer of the Company (or a subsidiary of the Company), except that certain of the directors and officers serve as directors, officers or members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company relies upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.  All such conflicts have been disclosed by such directors and officers in accordance with the Canada Business Corporations Act and they have governed themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

AUDIT COMMITTEE INFORMATION

AUDIT COMMITTEE CHARTER

The Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets, reliability of information, and compliance with policies and laws.

The Audit Committee’s charter sets out its mandate and responsibilities, and is attached as Schedule A to this AIF.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

COMPOSITION OF THE AUDIT COMMITTEE

The members of the Company’s audit committee are R.W. (Bob) Garnett (Chairman), John Jennings and Geoffrey (Geoff) Chater.  Each of Messrs. Garnett, Jennings and Chater are independent and financially literate within the meaning of National Instrument 52-110 Audit Committees.

RELEVANT EDUCATION AND EXPERIENCE

For a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an audit committee member, see “Directors and Officers” as well as the biographies of each member below.  Such education and experience provides each member with:

•
an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

•
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements; and

•	an understanding of internal controls and procedures for financial reporting.

R.W. (Bob) Garnett

Mr. R.W. (Bob) Garnett is a Chartered Accountant and was an owner for ten years of US and Canadian based companies in the same-day courier business.  Previous to this, he was an owner and president of Eaglequest Golf Centers Inc., Chief Financial Officer of the Loewen Group Inc. and held senior financial roles in the residential and commercial real estate industry.  He has served as Vice-chair of the board of the South Coast British Columbia Transportation Authority (TransLink) and is currently a Commissioner of the Financial Institutions Commission and serves as President of Sagebrush Golf and Sporting Club.  Mr. Garnett received a BA (Commerce) from Simon Fraser University and is a certified corporate director through the Institute of Corporate Directors (ICD.D).

John Jennings

Mr. Jennings is a Chartered Financial Analyst who has almost three decades of experience in the Canadian and international financial services sectors, as Chief Executive Officer of a Canadian investment dealer and, thereafter, a senior investment banker providing strategic advice, raising capital and executing mergers and acquisitions, primarily for middle-market companies.  He is currently a Senior Client Partner at Korn/Ferry and prior to that, he was the Chief Operating Officer with a privately held real estate development, management and investment firm.  He earned a MBA from London Business School in London, England and a bachelor’s degree in chemistry from the University of Western Ontario in London, Ontario.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Geoffrey (Geoff) Chater

Mr. Chater holds a B.Sc. in Geology and has more than 24 years of experience in the mineral and mining industries operating in North America, South America and Africa.  He is the principal of Namron Advisors, a consultancy that provides corporate strategy, transaction related business development and capital markets relationship development, financing and communications advice.  Recently he served as President of Valley High Ventures Ltd., and from 1999 to 2008, he was Manager of Corporate Relations for First Quantum Minerals Ltd.  Prior to joining First Quantum he held positions with Nevada Pacific Gold Ltd., Eldorado Gold Corporation, Ivanhoe Capital Corporation, Fairbanks Gold Ltd. and Cornucopia Resources Ltd.  He is currently a Director of Bearing Resources Ltd., Kiska Metals Ltd., Lara Exploration Ltd., Luna Gold Corp. and Reservoir Minerals Inc.

RELIANCE ON CERTAIN EXEMPTIONS

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:
a) the exemption in section 2.4 (De Minimis Non-Audit Services) of NI 52-110;
b) the exemption is section 3.2 (Initial Public Offerings) of NI 52-110
c) the exemption is section 3.4 (Events Outside the Control of the Member) of NI 52-110;
d) the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110; or
e) an exemption from the Instrument in whole or in part, granted under Part 8 of NI 52-110.

PRE-APPROVAL POLICY

The Audit Committee has adopted specific policies for the engagement of non-audit services to be provided to the Company by the external auditor.  On an annual basis, the Audit Committee may pre-approve a budget for specified non-audit services within which limits the CFO may contract the services of the Company’s external auditor.

EXTERNAL AUDITOR SERVICE FEES

The following table sets out the aggregate fees billed to the Company by its external auditor, KPMG LLP, in each of the last two fiscal years:

Category	Year Ended December 31, 20131	Year Ended December 31, 20121
Audit Fees	$396,039	$548,400
Audit-Related Fees	Nil	Nil
Tax Fees	$10,000	$10,000
All Other Fees	Nil	Nil

1 Fees paid for external auditor services are aggregated based on the date of the invoice.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

“Audit Fees” include fees billed by the Company’s auditor related to the audits of the Company’s consolidated financial statements and internal control over financial reporting, and the reviews of the Company’s condensed interim consolidated financial statements.  “Tax Fees” include fees for the preparation of the Company’s corporation income tax return and related tax filings.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

During the financial year ended December 31, 2013, the Company was not and is not currently a party to, nor is any of its property the subject of, any legal proceedings for which the outcome is expected by management to have a material adverse effect on the Company, nor, to the Company’s knowledge, is the Company to be a party to any contemplated legal proceedings, the outcome of which could have a material adverse effect on the Company.

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year ended December 31, 2013, or any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor making an investment decision in the Company, and the Company has not entered into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority during the financial year ended December 31, 2013.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as elsewhere in this annual report, to the best of the Company’s knowledge, there have been no material transactions or loans from the commencement of the 2013 fiscal year to the date of this AIF between the Company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family; (d) key management personnel of the Company, including directors and senior management of the Company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

TRANSFER AGENTS AND REGISTRARS

The transfer of the Company’s common shares is managed by Computershare Investor Services (“Computershare”). Computershare’s register of transfers for the common shares of the Company is located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, Canada, V6C 3B9.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

MATERIAL CONTRACTS

The Company is not at present party to any material contracts, other than material contracts entered into in the ordinary course of business and upon which the Company’s business is not substantially dependent.

INTERESTS OF EXPERTS

The following is a list of the persons or companies named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during, or relating to, Company’s most recently completed financial year, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company:

1.      KPMG LLP

KPMG LLP is the external auditor of the Company and reported on the Company’s audited financial statements for the years ended December 31, 2013 and 2012 filed on SEDAR.

2.      RPA Inc.

RPA Inc. (“RPA”) was engaged to provide the February 27, 2013 technical report under NI 43-101 on the Topia mine.  The technical report was authored by David W. Rennie, P. Eng., and Tudorel Ciuculescu, M.Sc., P. Geo. of RPA.

3.      Robert F. Brown, P. Eng.

Robert Brown co-authored the July 31, 2013 technical report under NI 43-101 on the Guanajuato Mine Complex and supervised the preparation of certain technical information set forth herein relating to the Company’s mineral properties.  Mr. Brown is Vice President, Exploration of the Company and holds securities of the Company as set forth under the heading “Directors and Officers” above.

Robert Brown also authored the August 31, 2103, technical report under NI 43-101 on the El Horcon project.

4.      Octree Consulting Pty Ltd

Linda Sprigg, RPGeo AIG, of Octree Consulting Pty Ltd co-authored the July 31, 2013 technical report under NI 43-101 on the Guanajuato Mine Complex.

To the Company’s knowledge, each of the aforementioned firms or persons held less than 1% of the outstanding securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports.  None of the aforementioned firms or persons received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports.

Based on information provided by the relevant persons, none of the aforementioned firms or persons, other than Robert F. Brown, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

The Company’s auditors, KPMG LLP, are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and within the meaning of the United States Securities Exchange Act of 1934 and the applicable rules and regulations thereunder adopted by the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Company’s information circular for its most recent annual general meeting.

Additional financial information is provided in the Company’s audited financial statements and MD&A for the year ended December 31, 2013 which may be obtained upon request from Great Panther’s head office, or may be viewed on the Company’s website (www.greatpanther.com) or on the SEDAR website (www.sedar.com).

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

SCHEDULE “A”

Charter of the Audit Committee

(Approved by the Board on August 6, 2013)

Article 1. Mandate

The mandate of the Audit Committee (the "Committee") of the board of directors (the "Board") of the Company is to:

a.	assist the Board in fulfilling its oversight responsibilities in respect of:
i.
the quality and integrity of the Company's financial statements, financial reporting processes and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

ii.	the independence and qualifications of the Company's external auditors;
iii.
the Audit Committee shall require the rotation of the audit partner every five years as required under Section 203 of the Sarbanes-Oxley Act of 2002 and require that the External Auditor provide a plan for the orderly transition of audit engagement team members;

iv.	the review of the periodic audits performed by the Company's external auditors and the Company's internal accounting department; and
v.	the development and implementation of policies and processes in respect of corporate governance matters;
b.	provide and establish open channels of communication between the Company's management, internal accounting department, external auditor and directors;
c.
prepare all filings and disclosure documents required to be prepared by the Committee and/or the Board pursuant to all applicable federal, provincial and state securities legislation and the rules and regulations of all securities commissions having jurisdiction over the Company;

d.
review and confirm the adequacy of procedures for the review of all public disclosure of financial information extracted or derived from the Company's financial statements, and to periodically assess the adequacy of those procedures; and

e.	establish procedures for:
i.
the receipt, retention and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters, including, but not limited to, concerns about questionable accounting or auditing practices; and

ii.	the confidential, anonymous submission by employees of the Company of such complaints or concerns.
The Committee will primarily fulfill its mandate by performing the duties set out in Article 7 hereof.

The Board and management of the Company will ensure that the Committee has adequate funding to fulfill its mandate.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company's financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards or applicable laws and regulations.  This is the responsibility of Company's management, internal accounting department and external auditors.  Because the primary function of the Committee is oversight, the Committee will be entitled to rely on the expertise, skills and knowledge of the Company's management, internal accounting department, external auditors and other external advisors and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities.  Nothing in this Charter is intended to change or in any way limit the responsibilities and duties of Company's management, internal accounting department or external auditors.

Article 2. Composition

The Committee will be comprised of members of the Board, the number of which will be determined from time to time by resolution of the Board.  The composition of the Committee will be determined by the Board such that the membership and independence requirements set out in the rules and regulations, in effect from time to time, of any securities commissions (including, but not limited to, the Securities and Exchange Commission and the British Columbia Securities Commission) and any exchanges upon which the Company's securities are listed (including, but not limited to, the Toronto Stock Exchange and the New York Stock Exchange MKT) are satisfied (the said securities commissions and exchanges are hereinafter collectively referred to as the "Regulators").

Article 3. Term of Office

The members of the Committee will be appointed or re-appointed by the Board on an annual basis.  Each member of the Committee will continue to be a member thereof until such member's successor is appointed, or until such member resigns or is removed by the Board.  The Board may remove or replace any member of the Committee at any time.  However, a member of the Committee will automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or ceasing to meet the requirements established, from time to time, by any Regulators.  Vacancies on the Committee will be filled by the Board.

Article 4. Chairman

The Board, or if it fails to do so, the members of the Committee, will appoint a chairman from the members of the Committee.  If the chairman of the Committee is not present at any meeting of the Committee, an acting chairman for the meeting will be chosen by majority vote of the Committee from among the members present. In the case of a deadlock in respect of any matter or vote, the chairman will refer the matter to the Board for resolution.  The Committee may appoint a secretary who need not be a member of the Board or Committee.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Article 5. Meetings

The time and place of meetings of the Committee and the procedures at such meetings will be determined, from time to time, by the members thereof, provided that:

a.
quorum for meetings will be two members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to and hear each other.  The Committee will act on the affirmative vote of a majority of members present at a meeting at which a quorum is present.  The Committee may also act by unanimous written consent in lieu of meeting;

b.	the Committee may meet as often as it deems necessary, but will not meet less than once annually;
c.
notice of the time and place of every meeting will be given in writing and delivered in pursuing or by facsimile or other means of electronic transmission to each member of the Committee at least 72 hours prior to the time of such meeting; and

d.
the Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.  The Committee will make regular reports of its meetings to the Board, directly or through its chairman, accompanied by any recommendations to the Board approved by the Committee.

Article 6. Authority

The Committee will have the authority to:

a.	retain (at the Company's expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities;
b.	conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities;
c.
take whatever actions it deems appropriate, in its sole discretion, to foster an internal culture within the Company that results in the development and maintenance of a superior level of financial reporting standards, sound business risk practices and ethical behaviour; and

d.
request that any director, officer or employee of the Company, or other persons whose advice and counsel are sought by the Committee (including, but not limited to, the Company's legal counsel and the external auditors) meet with the Committee and any of its advisors and respond to their inquiries.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

Article 7. Specific Duties

In fulfilling its mandate, the Committee will, among other things:

a.
(i) select the external auditors, based upon criteria developed by the Committee; (ii) approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the external auditors; (iii) oversee the services provided by the external auditors for the purpose of preparing or issuing an audit report or related work; and (iv) review the performance of the external auditors, including, but not limited to, the partner of the external auditors in charge of the audit, and, in its discretion, approve any proposed discharge of the external auditors when circumstances warrant, and appoint any new external auditors.  Notwithstanding any other provision of this Charter, the external auditor will be ultimately accountable to the Board and the Committee, as representatives of the shareholders of the Company, and those representatives will have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the external auditor (or to nominate the external auditor to be proposed for shareholder approval);

b.
periodically review and discuss with the external auditors all significant relationships that the external auditors have with the Company to determine the independence of the external auditors.  Without limiting the generality of the foregoing, the Committee will ensure that it receives, on an annual basis, a formal written statement from the external auditors that sets out all relationships between the external auditor and the Company, consistent with all professional standards that are applicable to the external auditors (including, but not limited to, those established by any securities legislation and regulations, the Canadian Institute of Chartered Accounts and the American Institute of Certified Public Accountants, and those set out in the "Handbook of the Canadian Institute of Chartered Accountants" and "Independence Standards Board Standard No. 1");

c.
evaluate, in consultation with the Company's management, internal accounting department and external auditors, the effectiveness of the Company's processes for assessing significant risks or exposures and the steps taken by management to monitor, control and minimize such risks; and obtain, annually, a letter from the external auditors as to the adequacy of such controls;

d.	consider, in consultation with the Company's external auditors and internal accounting department, the audit scope and plan of the external auditors and the internal accounting department;
e.	coordinate with the Company's external auditors the conduct of any audits to ensure completeness of coverage and the effective use of audit resources;
f.
assist in the resolution of disagreements between the Company's management and the external auditors regarding the preparation of financial statements; and in consultation with the external auditors, review any significant disagreement between management and the external auditors in connection with the preparation of the financial statements, including management's responses thereto;

g.	after the completion of the annual audit, review separately with each of the Company's management, external auditors and internal accounting department the following:
i.	the Company's annual financial statements and related footnotes;
ii.	the external auditors' audit of the financial statements and their report thereon;
iii.	any significant changes required in the external auditors' audit plan;
iv.	any significant difficulties encountered during the course of the audit, including, but not limited to, any restrictions on the scope of work or access to required information;
v.	the Company's guidelines and policies governing the process of risk assessment and risk management; and
vi.
other matters related to the conduct of the audit that must be communicated to the Committee in accordance with the standards of any regulatory body (including, but not limited to, the Canadian Institute of Chartered Accountants and the Public Company Accounting Oversight Board (United States));

h.	consider and review with the Company's external auditors (without the involvement of the Company's management and internal accounting department):
i.	the adequacy of the Company's internal controls and disclosure controls, including, but not limited to, the adequacy of computerized information systems and security;
ii.	the truthfulness and accuracy of the Company's financial statements; and
iii.	any related significant findings and recommendations of the external auditors and internal accounting department, together with management's responses thereto;

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

i.	consider and review with the Company's management and internal accounting department:
i.	significant findings during the year and management's responses thereto;
ii.	any changes required in the planned scope of their audit plan;
iii.	the internal accounting department's budget and staffing; and
iv.	the internal auditor department's compliance with the appropriate internal auditing standards;
j.
establish systems for the regular reporting to the Committee by each of the Company's management, external auditors and internal accounting department of any significant judgments made by management in the preparation of the financial statements and the opinions of each as to appropriateness of such judgments;

k.
review (for compliance with the information set out in the Company's financial statements and in consultation with the Company's management, external auditors and internal accounting department, as applicable) all filings made with Regulators and government agencies, and other published documents that contain the Company's financial statements before such filings are made or documents published (including, but not limited to: (i) any certification, report, opinion or review rendered by the external auditors; (ii) any press release announcing earnings (especially those that use the terms "pro forma", "adjusted information" and "not prepared in compliance with generally accepted accounting principles"); and (iii) all financial information and earnings guidance intended to be provided to analysts, the public or to rating agencies);

l.
prepare and include in the Company's annual proxy statement or other filings made with Regulators any report from the Committee or other disclosures required by all applicable federal, provincial and state securities legislation and the rules and regulations of Regulators having jurisdiction over the Company;

m.
review with the Company's management: (i) the adequacy of the Company's insurance and fidelity bond coverage, reported contingent liabilities and management's assessment of contingency planning; (ii) management's plans in respect of any changes in accounting practices or policies and the financial impact of such changes; (iii) any major areas in that, in management's opinion, have or may have a significant effect upon the financial statements of the Company; and (iv) any litigation or claim (including, but not limited to, tax assessments) that could have a material effect upon the financial position or operating results of the Company;

n.
at least annually, review with the Company's legal counsel and accountants all legal, tax or regulatory matters that may have a material impact on the Company's financial statements, operations and compliance with applicable laws and regulations;

o.
review and update periodically a Code of Ethics and Business Conduct for the directors, officers and employees of the Company; and review management's monitoring of compliance with the Code of Ethics and the Business Conduct;

p.
review and update periodically the procedures for the receipt, retention and treatment of complaints and concerns by employees received by the Company regarding accounting, internal accounting controls or auditing matters, including, but not limited to, concerns regarding questionable accounting or auditing practices, as set out in the Schedule attached to this Charter;

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

q.	consider possible conflicts of interest between the Company's directors and officers and the Company; and approve in advance all related party transactions;
r.	review policies and procedures in respect of the expense accounts of the Company's directors and officers, including, but not limited to, the use of corporate assets;
s.
review annually and update this Charter and recommend any proposed changes to the Board for approval, in accordance with the requirements of all applicable federal, provincial and state securities legislation and the rules and regulations of Regulators having jurisdiction over the Company; and

t.	perform such other functions, consistent with this Charter, the Company's constating documents and governing laws, as the Committee deems necessary or appropriate.

WHISTLE BLOWER POLICY
(Schedule to Charter of the Audit Committee)

Procedures for the Submission of Complaints or Concerns regarding Accounting, Internal Accounting Controls and Auditing Matters

1. The Company has designated the Business Ethics Officer (“The Officer”) to be responsible for administering these procedures for the receipt, retention and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters in respect of the Company, including, but not limited to, concerns regarding questionable accounting or auditing practices on behalf of the Audit Committee of its board of directors.

2. Any person including employee of the Company or third party may on a confidential and anonymous basis submit complaints or concerns regarding accounting, internal accounting controls or auditing matters in respect of the Company by setting out such complaints or concerns in an e-mail or a letter addressed to the Business Ethics Officer with a legend on the envelope that indicates that the contents of the envelope are confidential (for example, “Confidential” or “To be Opened by the Business Ethics Officer Only”). If the complainant would like to discuss the matter directly with a member of the Committee, the complainant should include a telephone number at which he or she can be contacted in his or her submission to the Officer.

All submissions to the Business Ethics Officer should be addressed as follows:

    Great Panther Silver Limited
    c/o Business Ethics Officer
    Attn: Mr. R.W. (Bob) Garnett, CPA, CA, ICD.D
    Suite 800, 333 Seymour Street
    Vancouver, British Columbia V6B 5A6
    Canada
    CONFIDENTIAL
    Or
    E-mail: ethics@greatpanther.com

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013

3. Any communications regarding complaints or concerns about accounting, internal accounting controls or auditing matters in respect of the Company submitted by employees to the Committee will be treated as confidential.

4. Any complaints or concerns that are made directly to management, whether openly, confidentially or anonymously, shall be promptly reported to the Business Ethics Officer. The complaints will be investigated under the direction of the Audit Committee.

5. If the complaint or concern is a serious matter with material impact on, or involving the Company’s Senior Management, the Officer will report the issue to the Audit Committee of Great Panther within 24 hours from the time it is received.

6. The Officer shall determine what internal resources or professional assistance, if any, is required in order to conduct a full investigation with the Audit Committee’s approval.

7. The Officer shall promptly investigate the complaint and shall report the result of the investigation in writing, to the Audit Committee at the end of each quarter.

8. All whistleblower complaints or concerns must be retained by the Audit Committee for a period of seven (7) years.

9. The Company will not tolerate any termination or retaliation by any person or group, directly or indirectly, against anyone who, in good faith, makes a complaint, raises a concern or provides assistance to the investigation.

10. The investigation shall not reveal the identity of any person who makes a good faith complaint or concern and who asks that his or her identity remain confidential.

11. Nothing herein shall be construed to protect a person from the consequences of their own wrongdoing however a person’s self disclosure or wrongdoing that is not independently discovered through investigation shall be taken into account when considering the consequences to such person.

12. If an employee, officer or director of the Company legitimately and in good faith submits a complaint, the Company will not discharge, demote, suspend, threaten, harass or otherwise discriminate or retaliate against him or her in the terms or conditions of employment because of that activity. However, since such allegation of impropriety may result in serious personal repercussions for the target person or entity, the employee, officer, or director making the allegations of impropriety should have reasonable and probable grounds before reporting such impropriety and should undertake such reporting in good faith, for the best interests of the Company and not for personal gain or motivation.

13. In the event that the investigation reveals that the complaint was frivolously made or undertaken for improper motives or made in bad faith or without a reasonable and probable basis, appropriate disciplinary action may be taken.

Great Panther Silver Limited
Annual Information Form for the year ended December 31, 2013